UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: Wednesday, 3 February 2021, London U.K.

GSK delivers FY 2020 reported sales of £34 billion, +1% AER, +3% CER and Adjusted
EPS of 115.9p, -6% AER, -4% CER, in line with guidance; Total EPS 115.5p, +23% AER

Strong growth of new and specialty products; on track to deliver two exciting new companies

Highlights

Strong sales performance from key growth drivers in HIV, Respiratory, Oncology and Consumer Healthcare offset disruption from COVID-19 to adult vaccinations
●	Pharmaceuticals £17 billion -3% AER, -1% CER; new and specialty products £9.7 billion +11% AER, +12% CER
●	Vaccines £7 billion -2% AER, -1% CER. Shingrix £2 billion +10% AER, +11% CER
●	Consumer Healthcare £10 billion +12% AER, +14% CER (pro-forma -2% CER*)
●	New Biopharma product portfolio strengthened with 9 approvals in 2020 and Cabenuva in the US in January 2021

Effective cost control supports delivery of adjusted earnings per share in line with FY 2020 guidance
●	Total Group operating margin 22.8%. Total EPS 115.5p +23% AER, +26% CER
●	Adjusted Group operating margin 26.1%. Adjusted EPS 115.9p -6% AER, -4% CER
●	Q4 net cash flow from operations £4 billion. Free cash flow £3 billion

Significant progress on Biopharma pipeline with over 20 assets now in late-stage clinical trials
●	20+ new product launches planned by 2026, 10+ with potential peak annual revenues in excess of $1 billion
●	Pivotal study starts/data expected in 2021 for RSV vaccine in older adults, COVID-19 assets, long-acting anti IL-5 antagonist, daprodustat and dostarlimab
●	Oncology momentum building: 15 potential medicines in trials, including 9 immuno-oncology and 3 cell therapies
●	20+ deals executed, including acquisitions of new antibody, mRNA and genetics/genomics technologies

On track for separation into new standalone Biopharma and Consumer Healthcare companies in 2022
●	2020 targets met with £0.3 billion annual cost savings and £1.1 billion divestment proceeds achieved
●	Biopharma investor update in June to set out progress on innovation, commercial execution and growth outlook together with capital allocation priorities

Sustained progress and leadership in ESG
●	Sector leading in key indices, including DJSI and Sustainalytics, and #1 rank in 2021 Access to Medicines Index
●	New environmental targets set to achieve net zero impact on climate and net positive impact on nature by 2030

2021 Adjusted EPS expected to decline by a mid to high-single digit percentage in CER
●
Reflects further growth in new and specialty products and Consumer Healthcare, increased investment in our pipeline and deferral of strong growth in Vaccines performance due to impact of COVID-19 immunisation programmes

●	2022 outlook remains unchanged. Continue to expect meaningful improvement in revenues and margins

Dividend of 23p/share declared for Q4 2020; 80p/share for FY 2020. Expected dividend of 80p/share for FY 2021
●	Distribution policy for new GSK to be implemented in 2022 to support growth and investment. Aggregate distributions expected to be lower than at present

Emma Walmsley, Chief Executive Officer, GSK: “2020 was an extraordinary year for all of us, and one of significant progress for GSK. We invested in our pipeline and new launches, readied the company for separation, and had to rapidly mobilise and respond to the pandemic. I am extremely proud of the agility and resilience our teams have shown. We delivered our guidance for the year, offsetting the significant impact of COVID-19 on adult vaccinations, with strong performances of new products and effective cost control.

“Importantly, progress against our strategic goals remains firmly on track. We are building a high value biopharma pipeline, have substantially integrated our Consumer JV and have delivered all our first year targets for our two year separation programme. This means we are in a strong position to launch new competitive, standalone Biopharma and Consumer healthcare companies in 2022. In doing so, we have high confidence that we can achieve meaningful global impact to health and significant value creation for shareholders.”

The Total results are presented in summary on page 2 and under ‘Financial performance’ on pages 12 and 29 and Adjusted results reconciliations are presented on pages 24, 25, 39 and 40. Adjusted results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 10 and £% or AER% growth, CER% growth, free cash flow and other non-IFRS measures are defined on page 63. GSK provides guidance on an Adjusted results basis only, for the reasons set out on page 11. All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Outlook, assumptions and cautionary statements’ on pages 64 and 65.
This announcement contains inside information.

*
Reported AER and CER growth rates for 2020 include five months’ results of the former Pfizer consumer healthcare business in 2019. Pro-forma CER growth rates are calculated as if the equivalent seven months of Pfizer consumer healthcare business results, as reported by Pfizer, were included in the comparative period of 2019. See ‘Pro-forma growth’ on page 11.

2020 results
	2020	Growth		Q4 2020	Growth
	£m	£%	CER%	£m	£%	CER%

Turnover	34,099	1	3	8,739	(2)	(1)

Total operating profit	7,783	12	15	1,061	(44)	(44)
Total earnings per share	115.5p	23	26	13.6p	(48)	(48)

Adjusted operating profit	8,906	(1)	2	1,817	(2)	(1)
Adjusted earnings per share	115.9p	(6)	(4)	23.3p	(6)	(5)

Net cash from operating activities	8,441	5		3,855	12
Free cash flow	5,406	7		3,106	20

2021 guidance

We set out below earnings guidance for 2021.

We delivered on our strategic priorities in 2020. In 2021, as planned we will continue to increase investment in our pipeline, build on our top-line momentum for key growth drivers and largely complete readiness for separation. Assuming healthcare systems and consumer trends approach normality in the second half of the year, we expect Pharmaceutical revenue to grow flat to low-single digits and Consumer Healthcare revenue to grow low to mid-single digits excluding brands divested/under review with above market growth. For our Vaccines business, we now anticipate further disruption during the first half of the year, given governments’ prioritisation of COVID-19 vaccination programmes and the resurgence in late 2020 of the pandemic. This is expected to impact adult and adolescent immunisations, including Shingrix, notably in the US. Despite this short-term impact we remain very confident in demand for these products, and expect strong recovery and contribution to growth from Shingrix in the second half of the year. We expect Vaccines revenue for 2021 to grow flat to low-single digits. Reflecting these factors, our guidance range for 2021 is a decline of mid to high-single digit percent Adjusted EPS at CER.

At our Biopharma investor update in June we plan to set out in detail the growth prospects and financial outlook for the new Biopharma company over the medium term, including a detailed review of the pipeline we have been building over recent years. Alongside these we will provide details of a new distribution policy which reflects the optimised capital structure and investment priorities focused on delivering sustainable long-term shareholder value. We anticipate that this new policy will deliver competitive and attractive returns informed by appropriate earnings pay-out ratios through the investment cycle well covered by Free Cash Flow and, importantly, expected growth potential. We expect that aggregate distributions for GSK will be lower than at present. This new policy will be implemented for dividends paid in respect of 2022.

All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Outlook, assumptions and cautionary statements’ on pages 64 and 65. If exchange rates were to hold at the closing rates on 31 January 2021 ($1.37/£1, €1.13/£1 and Yen 144/£1) for the rest of 2021, the estimated negative impact on 2021 Sterling turnover growth would be 4% and if exchange gains or losses were recognised at the same level as in 2020, the estimated negative impact on 2021 Sterling Adjusted EPS growth would be around 7%.

Results presentation
A webcast of the quarterly results presentation hosted by Emma Walmsley, GSK CEO, will be held at 2pm GMT on 3 February 2021. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Information available on GSK’s website does not form part of, and is not incorporated by reference into, this Results Announcement.

Operating performance – 2020

Turnover	2020

	£m	Growth £%	Growth CER%	Pro-forma growth CER%

Pharmaceuticals	17,056	(3)	(1)	(1)
Vaccines	6,982	(2)	(1)	(1)
Consumer Healthcare	10,033	12	14	(2)

	34,071	1	3	(2)

Corporate and other unallocated turnover	28

Group turnover	34,099	1	3	(2)

Group turnover was £34,099 million in the year, up 1% AER, 3% CER but down 2% CER on a pro-forma basis. On a pro-forma basis, Group turnover was down 2% CER, but up 1% at CER excluding the impact of divestments in Vaccines and brands divested or under review in Consumer Healthcare.

Pharmaceuticals turnover in the year was £17,056 million, down 3% AER, 1% CER. Respiratory sales were up 22% AER, 23% CER, to £3,749 million, on growth of Trelegy, Nucala and Relvar/Breo. HIV sales were flat at AER, up 1% CER, to £4,876 million, with growth in Juluca and Dovato partly offset by declines in Tivicay and Triumeq. Sales of Established Pharmaceuticals declined 16% AER, 15% CER to £7,332 million.

Vaccines turnover declined 2% AER, 1% CER to £6,982 million, primarily driven by the adverse impact of the COVID-19 pandemic on Hepatitis vaccines, DTPa-containing vaccines, Synflorix and Bexsero, together with the divestment of Rabipur and Encepur. This decline was partly offset by higher sales of Influenza vaccines across all regions and by Shingrix growth in Europe, China and the US together with Cervarix strong performance in China.

Reported Consumer Healthcare sales grew 12% AER and 14% CER to £10,033 million for the full year, largely driven by the inclusion of the Pfizer portfolio, partly offset by brands divested/under review. On a pro-forma basis, sales declined 2% CER, but grew 4% CER excluding brands divested/under review, reflecting the underlying strength of brands across the portfolio and categories, strong growth in e-commerce, and successful execution meeting evolving consumer demand as a result of the pandemic.

Operating profit
Total operating profit was £7,783 million in 2020 compared with £6,961 million in 2019. The total operating margin was 22.8%. Adjusted operating profit was £8,906 million, 1% lower than 2019 at AER and 2% higher at CER on a turnover increase of 3% CER. The Adjusted operating margin of 26.1% was 0.5 percentage points lower at AER, and 0.2 percentage points lower on a CER basis than in 2019. This reflected the profit on disposal of the Horlicks and other Consumer Healthcare brands and resultant sale of shares in Hindustan Unilever as well as increased income from asset disposals. This was partly offset by higher re-measurement charges on the contingent consideration liabilities.

The reduction in pro-forma Adjusted operating profit primarily reflected the adverse impact from the reduction in sales in Vaccines as a result of the COVID-19 pandemic, continuing price pressure, particularly in Respiratory, investment in R&D, and investments in promotional product support, particularly for new launches in Vaccines, HIV and Respiratory. This was partly offset by reduced promotional and variable spending across all three businesses as a result of the COVID-19 lockdowns, the continuing benefit of restructuring in Pharmaceuticals, Consumer Healthcare and the tight control of ongoing costs, particularly in non-promotional spending across all three businesses.

Earnings per share
Total EPS was 115.5p, compared with 93.9p in 2019. The increase in EPS primarily reflected the net profit on disposal of Horlicks and other Consumer Healthcare brands as well as increased income from asset disposals, partly offset by higher re-measurement charges on the contingent consideration liabilities, higher major restructuring charges and a one-off benefit in 2019 from increased share of after tax profits of the associate Innoviva.

Adjusted EPS was 115.9p compared with 123.9p in 2019, down 6% AER, 4% CER, on a 2% CER increase in Adjusted operating profit. The reduction primarily resulted from a higher non-controlling interest allocation of Consumer Healthcare profits, higher investment in R&D and reduced share of after tax profits of associates resulting from a non-recurring income tax benefit in Innoviva.

Cash flow
The net cash inflow from operating activities for the year was £8,441 million (2019: £8,020 million). Free cash flow was £5,406 million for the year (2019: £5,073 million). The increase in free cash flow primarily reflected increased proceeds from disposal of intangible assets, beneficial timing of payments for returns and rebates, reduced legal payments and improved operating profits, partly offset by higher dividends to non-controlling interests, increase in trade receivables, increased tax payments including tax on disposals and adverse exchange impacts.

Operating performance – Q4 2020

Turnover	Q4 2020

	£m	Growth £%	Growth CER%

Pharmaceuticals	4,366	(4)	(3)
Vaccines	2,012	15	16
Consumer Healthcare	2,360	(8)	(7)

	8,738	(1)	-

Corporate and other unallocated turnover	1

Group turnover	8,739	(2)	(1)

Group turnover was £8,739 million in the quarter, down 2% AER, 1% CER. Excluding the impact of divestments in Vaccines and brands divested or under review in Consumer Healthcare, Group turnover was up 2% CER.

Pharmaceuticals turnover in the quarter was £4,366 million, down 4% AER, 3% CER. Respiratory sales were up 14% AER, 15% CER, to £1,017 million, on growth of Trelegy and Nucala. HIV sales were up 1% AER, 2% CER, to £1,268 million, with growth in Juluca and Dovato partly offset by Tivicay and Triumeq. Sales of Established Pharmaceuticals declined 19% AER, 18% CER, to £1,760 million.

Vaccines turnover grew 15% AER, 16% CER to £2,012 million, primarily driven by double-digit growth in Shingrix and a strong demand across all regions for Influenza vaccine. Meningitis vaccines also contributed to growth mainly due to favourable CDC demand in the US.

Reported Consumer Healthcare sales declined 8% AER and declined 7% CER to £2,360 million in the quarter. Brands divested/under review declined 76% AER, 75% CER to £62 million given successful execution of the divestment programme. Sales grew 1% CER, excluding brands divested/under review, with underlying brand strength combined with the strength of the portfolio and successful execution driving growth, and offsetting a weak quarter in Respiratory health.

Operating profit
Total operating profit was £1,061 million in Q4 2020 compared with £1,902 million in Q4 2019. The total operating margin was 12.1%. Adjusted operating profit was £1,817 million, 2% lower than Q4 2019 at AER, 1% lower at CER on a turnover decline of 1% CER. The Adjusted operating margin of 20.8% was flat at AER, and 0.1 percentage points lower on a CER basis than in Q4 2019.

The decrease in Total operating profit primarily reflected lower re-measurement credits on the contingent consideration liabilities, lower profit on asset disposals and increased major restructuring costs, partly offset by favourable comparisons to a decrease in value of the shares in Hindustan Unilever and unwind of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.

The reduction in Adjusted operating profit primarily reflected increased investment in R&D as well as targeted investments in promotional product support and increased costs for a number of legal settlements, partly offset by benefits from continued restructuring across the business and tight control of ongoing costs including reduced promotional and variable spending across all three businesses as a result of the COVID-19 lockdowns.

Earnings per share
Total EPS was 13.6p, compared with 26.2p in Q4 2019. The reduction in EPS primarily reflected lower re-measurement credits on the contingent consideration liabilities, lower profit on asset disposals and increased major restructuring costs, partly offset by favourable comparisons to a decrease in value of the shares in Hindustan Unilever and lower unwind of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.

Adjusted EPS was 23.3p compared with 24.8p in Q4 2019, down 6% AER and 5% CER, on a 1% CER decrease in Adjusted operating profit reflecting higher investment in R&D, higher interest costs and a higher effective tax rate partly offset by a lower non-controlling interest allocation of Consumer Healthcare and ViiV profits.

Cash flow
The net cash inflow from operating activities for the quarter was £3,855 million (Q4 2019: £3,453 million). Free cash flow was £3,106 million for the quarter (Q4 2019: £2,599 million). The increase in free cash flow primarily reflected increased proceeds from disposal of intangible assets and reduced legal and tax payments, partly offset by a lower seasonal reduction in inventory and trade receivables and higher dividends to non-controlling interests.

R&D pipeline

Our approach to R&D focuses on the science of the immune system, genetics and advanced technologies. The pipeline currently comprises 57 vaccines and medicines, predominantly in the areas of infectious diseases, oncology and immune-mediated diseases.

As detailed in the FY 2020 presentation to analysts and investors on 3 February 2021, the company has identified over 20 potential product approvals which could take place by 2026, of which more than 10 could significantly change medical practice and potentially generate peak annual sales in excess of one billion dollars.

Pipeline news flow highlights since Q3 2020

COVID-19

Vaccine collaborations
●	Medicago and GSK announced the start of Phase II/III clinical trials of the adjuvanted COVID-19 vaccine candidate.
●	Sanofi and GSK announced a delay with their adjuvanted recombinant protein-based COVID-19 vaccine programme to improve immune response in the elderly. On track to initiate Phase IIb start in Q1 2021.
●	Clover and GSK announced they will not continue with their collaboration. Clover to move into Phase II/III studies with an alternative adjuvant.
●
Announced new strategic partnership with CureVac to develop a next generation mRNA vaccine for COVID-19 and to support manufacture of 100 million doses of CureVac’s first generation COVID-19 vaccine candidate in 2021

VIR-7831 (GSK4182136) / VIR-7832
●	Phase III study started of NIH-sponsored ACTIV-3 trial evaluating the safety and efficacy of VIR-7831 in hospitalised adults with COVID-19.
●	Agreement reached with the UK-based AGILE initiative to evaluate VIR-7832 in patients with mild to moderate COVID-19 in a Phase Ib/IIa clinical trial.
●	Announced a collaboration with Lilly to expand the BLAZE-4 trial to evaluate a combination of bamlanivimab (LY-CoV555) with VIR-7831 (GSK4182136) in low-risk patients with mild to moderate COVID-19.
Oncology

Blenrep (GSK2857916, anti-BCMA immunoconjugate)
●
New data at the American Society of Hematology Annual Meeting highlighted progress from the Blenrep (belantamab mafodotin-blmf) development programme in multiple myeloma. The 13 abstracts included data from GSK’s extensive DREAMM (DRiving Excellence in Approaches to Multiple Myeloma) clinical trial programme, which is evaluating belantamab mafodotin in different lines of therapy, and in combination with standard of care and novel therapies.

●	Phase III start of the DREAMM-8 trial (belantamab mafodotin in combination with pomalidomide and dexamethasone) in 2L+ multiple myeloma.

Zejula (GSK3985771, PARP inhibitor)
●	Phase III start of the ZEAL-1L trial (niraparib in combination with pembrolizumab) as maintenance therapy in 1L NSCLC.
●
EU Marketing Authorisation received for first line maintenance treatment in advanced ovarian cancer; becoming the first PARP inhibitor approved as monotherapy in Europe for patients with platinum-responsive advanced ovarian cancer, regardless of biomarker status.

Dostarlimab (TSR-042, PD-1)
●	Positive efficacy data of dostarlimab in mismatch repair-deficient (dMMR) solid cancers were presented at ASCO Gastrointestinal Cancers Symposium.

Bintrafusp alfa (TGF beta trap/ PD-1 agonist)
●
Merck KGaA announced the decision to discontinue the clinical trial INTR@PID Lung 037 in the first-line treatment of patients with stage IV non-small cell lung cancer that have high expression of PD-L1, as the study is unlikely to meet the primary efficacy endpoint.

Cobolimab (TSR-022, TIM-3 antagonist)
●	Phase II start of the COSTAR Lung trial (cobolimab in combination with dostarlimab) in advanced NSCLC.

GSK3174998 (OX40 agonist)
●	GSK’998 was terminated due to lack of sufficient clinical activity.

HIV/Infectious diseases

Cabotegravir (long acting integrase inhibitor)
●
Investigational injectable cabotegravir was superior to oral standard of care for HIV prevention in women. The study showed cabotegravir was 89% more effective than daily oral FTC/TDF for pre-exposure prophylaxis (PrEP).

●	US FDA granted Breakthrough Therapy Designation for long-acting, injectable cabotegravir for HIV pre-exposure prophylaxis (PrEP).

Cabenuva (cabotegravir + rilpivirine)
●	EU Marketing Authorisation received for Vocabria (cabotegravir injection and tablets) to be used with Janssen’s Rekambys (rilpivirine injection) and Edurant (rilpivirine tablets).
●	US FDA approved Cabenuva as the first and only complete long-acting regimen for the treatment of HIV-1 infection in adults.

Tivicay (dolutegravir)
●
CHMP positive opinion announced for the first-ever dispersible-tablet formulation of dolutegravir, Tivicay, a treatment for children living with HIV in Europe. The positive opinion followed an FDA approval for Tivicay PD in June 2020.

●	EU Marketing Authorisation received for the first-ever dispersible-tablet formulation of dolutegravir, Tivicay, a treatment for children living with HIV in Europe.

Rukobia (fostemsavir)
●	CHMP positive opinion announced for Rukobia (fostemsavir), a first-in-class attachment inhibitor for the treatment of adults with multidrug-resistant HIV with few treatment options available.

Kozenis (tafenoquine)
●	Positive data on treatment for Plasmodium vivax (P. vivax) malaria in children from 6 months up to 15 years of age presented at American Society of Tropical Medicine & Hygiene 2020.
●
Australian Therapeutic Goods Administration (TGA) accepted submission of a Category 1 application to extend the indication of single-dose Kozenis (tafenoquine) to paediatric populations for the radical cure (prevention of relapse) of Plasmodium vivax (P. vivax) malaria.

GSK2556286 (Mtb inhibitor)
●	The first patient was dosed in a Phase I study of GSK’286 for the treatment of tuberculosis.

GSK3729098 (Ethionamide booster)
●	The first patient was dosed in a Phase I study of GSK’098 for the treatment of tuberculosis.

Immuno-inflammation
Benlysta (belimumab)
●	US FDA approved Benlysta as the first medicine for adult patients with active lupus nephritis in the US.
●	The Benlysta-Rituxan combination in Sjogren’s Syndrome was terminated for not meeting efficacy criteria.
GSK2330811 (OSM antagonist)
●	GSK’811 in systemic sclerosis was terminated for meeting the proof of mechanism study’s stop criteria.

GSK2831781 (aLAG3 depleting) in ulcerative colitis
●	Termination of GSK Study 204869 in patients with active ulcerative colitis as pre-determined futility criteria were met.

GSK3915393 (TG2 inhibitor)
●	The first patient was dosed in a Phase I study of GSK’393 for the treatment of coeliac disease.

Respiratory

Nucala (mepolizumab)
●	US FDA accepted a regulatory submission seeking approval for the use of its anti-IL5 biologic Nucala (mepolizumab) as a treatment for patients with chronic rhinosinusitis with nasal polyps.
●
European Medicines Agency accepted filing for three additional eosinophil-driven diseases (hypereosinophilic syndrome, chronic rhinosinusitis with nasal polyps and eosinophilic granulomatosis with polyangiitis).

Vaccines

Respiratory Syncytial Virus (RSV)
●	RSV candidate vaccine for maternal immunisation (GSK3888550A) started Phase III after presentation of positive Phase I/II safety, reactogenicity and immunogenicity data.

RTS,S (malaria)
●	Announced product transfer of RTS,S malaria vaccine to Bharat (India) to ensure long term viability and sustainability of supply of the vaccine.

Other Pharmaceuticals

Linerixibat
●
Phase IIb data on linerixibat for the treatment of cholestatic pruritus in primary biliary cholangitis (PBC) was presented as a late-breaking session at The Liver Meeting® 2020. Plans underway to progress linerixibat to Phase III in 2021 with potential to be the first new treatment in 60 years for cholestatic pruritus in PBC.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 215 751 3335	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Total and Adjusted results

Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined below and pro-forma growth and other non-IFRS measures are defined on page 63.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Adjusted results exclude the following items from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software)
●	impairment of intangible assets (excluding computer software) and goodwill
●
Major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items

●	separation costs
●	the impact of the enactment of the US Tax Cuts and Jobs Act in 2017

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within both Total and Adjusted results.

As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy, or following material acquisitions. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items, are set out on pages 24, 25, 39 and 40.

GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

Pro-forma growth
The acquisition of the Pfizer consumer healthcare business completed on 31 July 2019 and so GSK’s reported results for the year ended 31 December 2019 include five months of results of the former Pfizer consumer healthcare business compared with twelve months in 2020.

The Group has presented pro-forma growth rates at CER for turnover, Adjusted operating profit and operating profit by business taking account of this transaction. Pro-forma growth rates at CER for the year ended 31 December 2020 are calculated comparing reported results for the year ended 31 December 2020, calculated applying the exchange rates used in the comparative period, with the results for the year ended 31 December 2019, adjusted to include the equivalent seven months of results to 31 July 2019 of the former Pfizer consumer healthcare business, as consolidated (in US$) and included in Pfizer’s US GAAP results.

ViiV Healthcare
ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 86% of the Total earnings and 83% of the Adjusted earnings of ViiV Healthcare for 2020.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, principally dolutegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent re-measurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period. At 31 December 2020, the liability, which is discounted at 8.5%, stood at £5,359 million, on a post-tax basis.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in 2020 were £858 million.

Because the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 41 and 42 of the Annual Report 2019.

Financial performance – 2020

Total results

The Total results for the Group are set out below.

	2020 £m	2019 £m	Growth £%	Growth CER%

Turnover	34,099	33,754	1	3

Cost of sales	(11,704)	(11,863)	(1)	-

Gross profit	22,395	21,891	2	4

Selling, general and administration	(11,456)	(11,402)	-	2
Research and development	(5,098)	(4,568)	12	12
Royalty income	318	351	(9)	(9)
Other operating income/(expense)	1,624	689

Operating profit	7,783	6,961	12	15

Finance income	44	98
Finance expense	(892)	(912)
Share of after tax profits of associates and joint ventures	33	74

Profit before taxation	6,968	6,221	12	16

Taxation	(580)	(953)
Tax rate %	8.3%	15.3%

Profit after taxation	6,388	5,268	21	25

Profit attributable to non-controlling interests	639	623
Profit attributable to shareholders	5,749	4,645

	6,388	5,268	21	25

Earnings per share	115.5p	93.9p	23	26

Adjusted results

The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for 2020 and 2019 are set out on pages 24 and 25.

	2020

	£m	% of turnover	Growth £%	Reported growth CER%	Pro-forma growth CER%

Turnover	34,099	100	1	3	(2)

Cost of sales	(10,191)	(29.9)	1	2	(3)
Selling, general and administration	(10,717)	(31.4)	-	2	(3)
Research and development	(4,603)	(13.5)	6	7	6
Royalty income	318	0.9	(9)	(9)	(9)

Adjusted operating profit	8,906	26.1	(1)	2	(3)

Adjusted profit before tax	8,095		(2)	1
Adjusted profit after tax	6,800		(2)	1
Adjusted profit attributable to shareholders	5,769		(6)	(3)

Adjusted earnings per share	115.9p		(6)	(4)

Operating profit by business	2020

	£m	% of turnover	Growth £%	Reported growth CER%	Pro-forma growth CER%

Pharmaceuticals	7,723	45.3	(3)	(2)	(2)
Pharmaceuticals R&D*	(3,538)		5	6	6

Total Pharmaceuticals	4,185	24.5	(9)	(7)	(7)
Vaccines	2,713	38.9	(9)	(6)	(6)
Consumer Healthcare	2,213	22.1	18	22	(1)

	9,111	26.7	(3)	(1)	(5)
Corporate & other unallocated costs	(205)

Adjusted operating profit	8,906	26.1	(1)	2	(3)

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the Chief Scientific Officer and President, R&D. It excludes ViiV Healthcare R&D expenditure, which is reported within the Pharmaceuticals segment.

Turnover

Pharmaceuticals turnover

	2020

	£m	Growth £%	Growth CER%

Respiratory	3,749	22	23
HIV	4,876	-	1
Immuno-inflammation	727	19	20
Oncology	372	62	62
	9,724	11	12
Established Pharmaceuticals	7,332	(16)	(15)

	17,056	(3)	(1)

US	7,451	1	2
Europe	4,104	(1)	(1)
International	5,501	(9)	(5)

	17,056	(3)	(1)

Pharmaceuticals turnover in the year was £17,056 million, down 3% AER, 1% CER. Respiratory sales were up 22% AER, 23% CER, to £3,749 million, on growth of Trelegy, Nucala and Relvar/Breo. HIV sales were flat at AER, up 1% CER, to £4,876 million, with growth in Juluca and Dovato partly offset by Tivicay and Triumeq. Sales of Established Pharmaceuticals declined 16% AER, 15% CER to £7,332 million.

Towards the end of the first quarter, additional demand related to the COVID-19 pandemic had a positive impact on growth of HIV and Respiratory products. This effect broadly reversed in the second quarter, which saw lower levels of new patient prescriptions in the US and Europe and reduced market demand for allergy and antibiotic products in International and Europe. These effects have continued to be seen in the second half of the year.

In the US, sales grew 1% AER, 2% CER. Continued growth of Nucala, Trelegy, Benlysta, Zejula and the HIV two-drug regimens was partly offset by the decline in Tivicay, Triumeq and Established Products, including the impact of generic albuterol substitutes.

In Europe, sales declined 1% AER, 1% CER, with growth from Respiratory, HIV and Oncology offset by the decline of Established Pharmaceutical sales, impacted by generic competition and lower demand for antibiotics during the COVID-19 pandemic period. Approximately one percentage point of decline was due to the impact of a one-off UK Relenza contract in the comparator.

International declined 9% AER, 5% CER, with Respiratory and Benlysta growth partly offset by lower Established Pharmaceutical sales. This included the impact of a weaker allergy season and generic competition for Avolve in Japan, slower market growth during the COVID-19 pandemic period and government mandated changes increasing the use of generics in China.

Respiratory
Total Respiratory sales were up 22% AER, 23% CER, with strong growth in all regions. International Respiratory sales grew 24% AER, 27% CER including Nucala, up 45% AER 46% CER and Relvar/Breo, up 6% AER, 9% CER to £328 million. In Europe, Respiratory sales grew to £944 million up 21% AER, 20% CER. In the US, Respiratory grew 21% AER, 23% CER including Trelegy and Nucala. US Relvar/Breo sales grew 24% AER, 25% CER, mainly due to the effect of a prior period RAR adjustment.

Sales of Nucala were £994 million in the year and grew 29% AER, 30% CER, with US sales up 32% AER, 33% CER to £598 million. Europe sales of £238 million grew 16% AER, 15% CER and International sales of £158 million grew 45% AER, 46% CER.

Trelegy sales were up 58% AER, 59% CER to £819 million driven by growth in all regions. In the US, the new asthma indication was approved and launched in Q3 2020, with sales up 47% AER, 48% CER to £561 million. In Europe, sales grew 65% AER, 65% CER and in International, where Trelegy asthma was approved in Japan in the quarter, sales grew to £90 million in the year.

Relvar/Breo sales were up 16% AER, 17% CER to £1,124 million in the year. In the US, Relvar/Breo grew 24% AER, 25% CER, mainly due to the effect of a prior period RAR adjustment. In Europe and International, Relvar/Breo continued to grow, up 14% AER, 13% CER and 6% AER, 9% CER respectively.

HIV
HIV sales were £4,876 million, flat at AER, up 1% CER in the twelve months. The dolutegravir franchise grew 1% AER, 2% CER, delivering sales of £4,702 million. The remaining portfolio, with sales of £174 million and 4% of total HIV sales, declined 21% AER, 20% CER and reduced the overall growth of total HIV by one percentage point.

Sales of dolutegravir products were £4,702 million in the twelve months. Tivicay delivered sales of £1,527 million, down 8% AER, 7% CER and Triumeq sales were £2,306 million, down 10% AER, 9% CER. The two-drug regimens, Juluca and Dovato delivered sales of £869 million in the twelve months, with combined growth more than offsetting decline in the three-drug regimen, Triumeq.

In the US, dolutegravir sales were flat at AER, up 1% CER, and in Europe dolutegravir sales grew 7% AER, 6% CER. Following recent launches of Dovato, combined sales of the two-drug regimens were £616 million in the US and £227 million in Europe, with growth offsetting the decline in Triumeq. International dolutegravir sales declined 2% AER but grew 3% CER driven by Tivicay tender business.

Oncology
Sales of Zejula, the PARP inhibitor asset acquired from Tesaro in Q1 2019 were £339 million in the year, up 48% AER, 48% CER, driven by volume growth compared with the prior year.

Blenrep for the treatment of patients with relapsed or refractory multiple myeloma was approved and launched in the US and Europe in Q3 2020 and reported sales of £33 million.

Immuno-inflammation
Sales of Benlysta in the year were up 17% AER, 19% CER to £719 million, including sales of the sub-cutaneous formulation of £354 million up 32% AER, 33% CER.

Duvroq for patients with anaemia due to chronic kidney disease was launched in Japan in Q3 2020 and reported sales in the International region of £8 million.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the year were £7,332 million, down 16% AER, 15% CER.

Established Respiratory products declined 17% AER, 15% CER to £3,251 million. Advair/Seretide and Ventolin were impacted by generic substitutes in the US and Europe, and Flovent experienced price pressure in the US. In the International region, allergy sales were impacted by market contraction and generic launch in Japan.

The remainder of the Established Pharmaceuticals portfolio declined 16% AER, 14% CER to £4,081 million on lower demand for antibiotics during the COVID-19 pandemic period, the impact of government mandated changes increasing the use of generics in markets including Japan, France and China, and a strong comparator, including a European Relenza contract.

Vaccines turnover

	2020

	£m	Growth £%	Growth CER%

Meningitis	1,029	1	3
Influenza	733	35	37
Shingles	1,989	10	11
Established Vaccines	3,231	(15)	(14)

	6,982	(2)	(1)

US	3,697	(5)	(4)
Europe	1,441	(3)	(4)
International	1,844	5	7

	6,982	(2)	(1)

Vaccines turnover declined 2% AER, 1% CER to £6,982 million, primarily driven by the adverse impact of the COVID-19 pandemic on Hepatitis vaccines, DTPa-containing vaccines, Synflorix and Bexsero, together with the divestment of Rabipur and Encepur. This decline was partly offset by higher sales of Influenza vaccines across all regions and by Shingrix growth in Europe, China and the US together with Cervarix strong performance in China.

Vaccines performance across all regions was affected by lower demand due to limited visits to healthcare practitioners and points of vaccination during the pandemic and government stay-at-home directives. In areas where lockdowns were lifted, wellness visits and vaccination rates recovered, with paediatric vaccination near pre-COVID levels by the end of Q2 2020, while adolescent and adult immunisations improved at a slower pace. US back-to-school vaccinations were disrupted because schools and universities delayed or reversed in-person tuition, which elongated the back-to-school vaccination season into Q4 2020. Adult wellness visits returned to prior year levels at the end of Q3 2020 supported by seasonal flu vaccination and declined late in Q4 2020 as pandemic conditions worsened.

Lower demand year-to-date was related to COVID-19 pandemic conditions unless stated otherwise.

Meningitis
Meningitis sales grew 1% AER, 3% CER to £1,029 million. Bexsero sales declined 4% AER, 2% CER to £650 million, reflecting lower demand in the US and International, partly offset by lower US returns and rebates.

Menveo sales declined 1% AER but grew 1% CER to £265 million, primarily driven by higher demand in Europe and lower US returns and rebates, partly offset by lower demand in the US and competitive pressure in International.

In the US, Bexsero and Menveo both grew market share.

Influenza
Fluarix/FluLaval sales were £733 million, up 35% AER, 37% CER, primarily reflecting robust demand across all regions resulting from strong government recommendations that prioritised flu vaccination during COVID-19 pandemic conditions, together with the reversal of a prior year returns provision in the US.

Shingles
Shingrix grew 10% AER, 11% CER to £1,989 million, primarily driven by a strong performance in Europe reflecting robust underlying demand in Germany. The launch of Shingrix in China also contributed to sales growth. In the US, a decline in demand in Q2 and Q3 2020 due to lower adult wellness visits and vaccination rates was partially offset by strong uptake in Q1 2020 and return to growth, as expected, in Q4 2020 supported by co-administration with seasonal flu vaccination programmes.

Established Vaccines
Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) declined by 16% AER, 15% CER. Infanrix/Pediarix sales declined 14% AER, 13% CER to £629 million, reflecting lower demand in the US, unfavourable year-on-year US CDC stockpile movements, together with supply constraints and competitive pressures in Europe.

Boostrix sales were down 18% AER 18% CER to £476 million primarily due to lower vaccination rates across all regions.

Hepatitis vaccines declined 34% AER, 33% CER to £576 million, adversely impacted in the US and Europe by lower demand and travel restrictions, together with competition returning to the market in the US.

Synflorix sales declined by 14% AER, 14% CER to £402 million, primarily due to lower demand in International and supply constraints in Emerging Markets.

Rotarix sales were flat at AER but grew 1% at CER to £559 million, reflecting improved supply in Emerging Markets and higher demand in Europe, partly offset by lower channel inventory in the US.

MMRV vaccines sales grew 13% AER, 14% CER to £261 million, largely driven by improved supply and increased market shares in Europe.

Consumer Healthcare turnover

	2020

	£m	Growth £%	Growth CER%

Oral health	2,753	3	6
Pain relief	2,219	25	27
Vitamins, minerals and supplements	1,506	>100	>100
Respiratory health	1,209	2	4
Digestive health and other	1,824	11	14
	9,511	20	23

Brands divested/under review	522	(52)	(51)

	10,033	12	14

US	3,408	32	33
Europe	2,619	7	6
International	4,006	1	7

	10,033	12	14

Pro-forma growth/(decline)			(2)

On a reported basis, sales grew 12% AER and 14% CER to £10,033 million for the full year, largely driven by the inclusion of the Pfizer portfolio, partly offset by brands divested/under review.

On a pro-forma basis, sales declined 2% CER, but grew 4% CER excluding brands divested/under review, reflecting the underlying strength of brands across the portfolio and categories, strong growth in e-commerce, and successful execution meeting evolving consumer demand as a result of the pandemic.

Overall results benefited from very strong growth in Vitamins, minerals and supplements as well as continued growth in Oral health, Pain relief and Digestive health and other. Although Respiratory health sales were up 4% CER for the full year this benefited from increased consumption in the first quarter, with sales declines throughout the rest of the year which were particularly pronounced in the fourth quarter as a result of the historically weak cold and flu season.

Quarterly performance was volatile during the year as a direct result of the COVID-19 pandemic, with sales pro-forma CER excluding brands divested/under review up 14% in the first quarter given accelerated purchases, flat in the second quarter as most of this reversed, up 3% in the third quarter, and up 1% in the final quarter of the year.

Oral health
Oral health sales grew 3% AER, 6% CER to £2,753 million. Sensodyne continued to outperform with low double digit growth, reflecting underlying brand strength, successful innovation including Sensodyne  Sensitivity & Gum and strong consumer up take in traditional retail and e-commerce channels in the US.  Gum health continued to deliver double digit growth, consistent with trends throughout the year, whilst Denture care declined in low single digits given challenging market conditions consistent with prior quarters.

Pain relief
Pain relief grew 25% AER, 27% CER to £2,219 million. On a pro-forma basis, sales grew in mid-single digits, driven by the successful Rx to OTC switch with Voltaren in the US. Panadol increased in mid-single digits with increased consumption earlier in the year offsetting brand decline in the final quarter. Advil delivered improved performance in the US in the second half of the year and ended the year up in low single digits.

Vitamins, minerals and supplements
Vitamins, minerals and supplements more than doubled at AER and CER to £1,506 million. On a pro-forma basis, sales continued to grow in the high-teens per cent, consistent with prior quarters, due to strong performance by Centrum, Caltrate and Emergen-C. The particularly strong category growth reflected the continued consumer focus on health and wellness, consistent with previous quarters and as a result of the COVID-19 pandemic, combined with the business’s ability to successfully and quickly adapt, execute and deliver to meet consumer needs.

Respiratory health
Respiratory health sales grew 2% AER, 4% CER to £1,209 million. On a pro-forma basis, sales declined in mid-single digits, driven by a lower cold and flu season in the final quarter which more than offset the benefit from increased consumption in the first quarter due to the COVID-19 pandemic, as a result Robitussin, Contac and Theraflu all declined for the full year. Allergy and nasal product performance was more mixed with Flonase growth in low single digits and Otrivin declining in mid-single digits.

Digestive health and other
Digestive health and other brands grew 11% AER, 14% CER to £1,824 million. On a pro-forma basis, sales declined in low-single digits with growth in Digestive health products offset by a decline in Skin health products and other non-strategic brands. Smokers’ health products were flat for the year.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 34.3%, 0.8 percentage points lower at AER and 1.0 percentage points lower in CER terms compared with 2019. This primarily reflected lower unwinding of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer in Q3 2019.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 29.9%, flat at AER, but 0.1 percentage points lower at CER compared with 2019. On a pro-forma basis, Adjusted cost of sales as a percentage of turnover was 29.9%, 0.3 percentage points lower at CER, compared with 2019. This reflected a more favourable product mix in Pharmaceuticals and a further contribution from restructuring savings in Pharmaceuticals and Vaccines and integration savings in Consumer Healthcare, partly offset by adverse product mix in Vaccines and continued adverse pricing pressure in Pharmaceuticals, principally in Established Respiratory.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 33.6%, 0.2 percentage points lower at AER and 0.2 percentage points lower at CER compared with 2019. This reflected increased Major restructuring costs and separation costs partly offset by lower significant legal and transaction costs.

Excluding these and other Adjusting items, Adjusted SG&A costs as a percentage of turnover were 31.4%, 0.3 percentage points lower at AER than in 2019 and 0.3 percentage points lower on a CER basis. On a pro-forma basis, Adjusted SG&A costs as a percentage of turnover were 31.4%, 0.4 percentage points lower at CER, compared with 2019.

The growth in Adjusted SG&A costs, although flat at AER, grew 2% CER. On a pro-forma basis costs reduced 3% CER and reflected the benefits from restructuring including one-off benefits from restructuring of post-retirement benefits and the continuing benefit of restructuring in Pharmaceuticals, Consumer Healthcare and support functions, reduced variable spending across all three businesses as a result of the COVID-19 lockdowns and the tight control of ongoing costs, particularly in non-promotional spending across all three businesses. This was partly offset by increased investment in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV.

Research and development
Total R&D expenditure was £5,098 million (15.0% of turnover), up 12% AER, 12% CER, including an increase in Major restructuring costs and intangible impairments. Adjusted R&D expenditure was £4,603 million (13.5% of turnover), 6% higher at AER, 7% higher at CER than in 2019. On a pro-forma basis, Adjusted R&D expenditure grew 6% CER compared with 2019.

Pharmaceuticals R&D expenditure was £3,636 million, up 9% AER, 9% CER, primarily driven by the significant increase in investment in Oncology, reflecting the progression of a number of key programmes including Blenrep, feladilimab and bintrafusp alfa, as well as progression of COVID-19 treatment programmes (VIR-7831, otilimab). This has been partly offset by a reduction in investment in research and several Specialty and Primary Care programmes (daprodustat, Trelegy, HIV) as well as efficiency savings from the implementation of the One Development programme for Pharma and Vaccines as part of the Separation Preparation restructuring programme and reductions in variable spending as a result of COVID-19 lockdowns.

R&D expenditure in Vaccines was £686 million, down 4% AER, 4% CER reflecting efficiency savings from the implementation of the One Development programme and reductions in variable spending as a result of COVID-19 lockdowns. R&D expenditure in Consumer Healthcare was £281 million.

Royalty income
Royalty income was £318 million (2019: £351 million), down 9% AER, 9% CER, primarily reflecting genericisation of Transderm Scop in Consumer Healthcare and lower sales of Gardasil.

Other operating income/(expense)
Net other operating income of £1,624 million (2019: £689 million) primarily reflected the net profit on disposal of the Horlicks and other Consumer Healthcare brands of £2,815 million in Q2 2020, which was after reversal of £240 million of embedded derivative gains on the value of the shares taken in prior years. This was partly offset by the related loss on sale of the shares in Hindustan Unilever in Q2 2020 of £476 million. Other operating income also included an increase in profit and milestone income from a number of asset disposals.

This was partly offset by accounting charges of £1,234 million (2019: £127 million credits) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a re-measurement charge of £1,114 million (2019: £31 million) for the contingent consideration liability due to Shionogi, primarily arising from changes in sales forecasts, exchange rate assumptions and the unwind of discounting.

Operating profit
Total operating profit was £7,783 million in 2020 compared with £6,961 million in 2019. This reflected the profit on disposal of the Horlicks and other Consumer Healthcare brands and resultant sale of shares in Hindustan Unilever as well as increased income from asset disposals. This was partly offset by higher re-measurement charges on the contingent consideration liabilities.

Excluding these and other Adjusting items, Adjusted operating profit was £8,906 million, 1% lower than 2019 at AER and 2% higher at CER on a turnover increase of 3% CER. The Adjusted operating margin of 26.1% was 0.5 percentage points lower at AER, and 0.2 percentage points lower on a CER basis than in 2019. On a pro-forma basis, Adjusted operating profit was 3% lower at CER on a turnover decrease of 2% at CER. The Adjusted pro-forma operating margin of 26.1% was 0.4 percentage points lower on a CER basis than in 2019.

The reduction in pro-forma Adjusted operating profit reflects the adverse impact from the reduction in sales in Vaccines as a result of the COVID-19 pandemic, investment in R&D including a significant increase in Oncology, partly on the assets from the Tesaro acquisition and initiation of several COVID-19 programmes, continuing price pressure, principally in Established Respiratory, including the impact of the launch of a generic version of Advair in the US in February 2019 and investments in promotional product support, particularly for new launches in Vaccines, HIV and Respiratory. This was offset by reduced promotional and variable spending across all three businesses as a result of the COVID-19 lockdowns, a one-off benefit in Q3 2020 from restructuring of post-retirement benefits and the continuing benefit of restructuring in Pharmaceuticals, Consumer Healthcare and support functions and the tight control of ongoing costs, particularly in non-promotional spending across all three businesses.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in 2020 amounted to £885 million (2019: £893 million). This included cash payments made to Shionogi of £858 million (2019: £865 million).

Operating profit by business
Pharmaceuticals operating profit was £4,185 million, down 9% AER, 7% CER on a turnover decrease of 1% CER. The operating margin of 24.5% was 1.6 percentage points lower at AER than in 2019 and 1.5 percentage points lower on a CER basis. This primarily reflected a significant increase in Oncology R&D as well as the continued impact of lower prices, including the impact of the launch of a generic version of Advair in the US in February 2019, and investment in new product support and targeted priority markets. This was partly offset by the reduced promotional and variable spending as a result of the COVID-19 lockdowns and the continued benefit of restructuring and tight control of ongoing costs.

Vaccines operating profit was £2,713 million, down 9% AER, 6% CER on a turnover decrease of 1% CER. The operating margin of 38.9% was 2.6 percentage points lower at AER than in 2019 and 1.9 percentage points lower on a CER basis. This was primarily driven by the negative operating leverage from the COVID-19 related sales decline and investment behind key brands.

Consumer Healthcare operating profit was £2,213 million, up 18% AER, 22% CER on a turnover increase of 14% CER. On a pro-forma basis, operating profit was £2,213 million, 1% CER lower on a turnover decrease of 2% CER. The operating margin of 22.1% was 1.2 percentage points higher at AER and 1.5 percentage points higher on a CER basis than in 2019. The pro-forma operating margin of 22.1% was 0.3 percentage points higher on a CER basis. The higher margin was driven by higher than normal sales growth in Q1 2020 due to COVID-19 and synergy delivery from the Pfizer integration. This was partially offset by the impact of divestments and increased targeted promotional investment.

Net finance costs
Total net finance costs were £848 million compared with £814 million in 2019. Adjusted net finance costs were £844 million compared with £810 million in 2019. The increase reflects lower interest income on overseas cash post-closing of the divestment of Horlicks and other Consumer Healthcare nutrition products in India and a number of other countries, a premium paid on early repayment and refinancing of bond debt in Q4 2020 and a fair value gain on interest rate swaps in the 2019 comparator, partly offset by reduced interest expense from lower debt levels and refinancing at lower rates.

Share of after tax profits of associates and joint ventures
The share of after tax profits of associates was £33 million (2019: £74 million). 2019 included a one-off adjustment of £51 million to reflect GSK’s share of increased after tax profits of Innoviva primarily as a result of a non-recurring income tax benefit.

Taxation
The charge of £580 million represented an effective tax rate on Total results of 8.3% (2019: 15.3%) and reflected the different tax effects of the various Adjusting items, including the disposal of Horlicks and other Consumer Healthcare brands to Unilever and subsequent disposal of shares received in Hindustan Unilever. Tax on Adjusted profit amounted to £1,295 million and represented an effective Adjusted tax rate of 16.0% (2019: 16.0%).

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2019. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £639 million (2019: £623 million). The increase was primarily due to an increased allocation of Consumer Healthcare profits of £374 million (2019: £70 million) following the completion of the new Consumer Healthcare Joint Venture with Pfizer on 31 July 2019, and which included the unwind of the fair value uplift on acquired inventory and major restructuring costs. This was partly offset by a reduced allocation of ViiV Healthcare profits of £223 million (2019: £482 million), including increased charges for re-measurement of contingent consideration liabilities.

The allocation of Adjusted earnings to non-controlling interests amounted to £1,031 million (2019: £787 million). The increase in allocation primarily reflected an increased allocation of Consumer Healthcare profits of £515 million (2019: £204 million) following the completion of the new Consumer Healthcare Joint Venture with Pfizer on 31 July 2019 partly offset by a reduced allocation of ViiV Healthcare profits of £474 million (2019: £512 million), and lower net profits in some of the Group’s other entities with non-controlling interests, primarily Consumer Healthcare India following the Horlicks and other Consumer brands disposal.

Earnings per share
Total EPS was 115.5p, compared with 93.9p in 2019. The increase in EPS primarily reflected the net profit on disposal of Horlicks and other Consumer Healthcare brands as well as increased income from asset disposals, partly offset by higher re-measurement charges on the contingent consideration liabilities, higher major restructuring charges and a one-off benefit in 2019 from increased share of after tax profits of the associate Innoviva.

Adjusted EPS was 115.9p compared with 123.9p in 2019, down 6% AER, 4% CER, on a 2% CER increase in Adjusted operating profit. The reduction primarily resulted from a higher non-controlling interest allocation of Consumer Healthcare profits and reduced share of after tax profits of associates resulting from a non-recurring income tax benefit in Innoviva.

Currency impact on 2020 results
The results for 2020 are based on average exchange rates, principally £1/$1.29, £1/€1.13 and £1/Yen 137. Comparative exchange rates are given on page 59. The period-end exchange rates were £1/$1.36, £1/€1.11 and £1/Yen 141.

In 2020, turnover increased 1% AER, 3% CER. Total EPS was 115.5p compared with 93.9p in 2019. Adjusted EPS was 115.9p compared with 123.9p in 2019, down 6% AER, 4% CER. The adverse currency impact primarily reflected strengthening of Sterling against the US$ and weakness in emerging market currencies relative to 2019. Exchange gains or losses on the settlement of intercompany transactions had a negligible impact on the adverse currency impact of two percentage points on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for 2020 and 2019 are set out below.

Year ended 31 December 2020

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Separation costs £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	34,099							34,099
Cost of sales	(11,704)	699	31	667	116			(10,191)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	22,395	699	31	667	116			23,908

Selling, general and administration	(11,456)	1	18	659	(23)	16	68	(10,717)
Research and development	(5,098)	75	214	206				(4,603)
Royalty income	318							318
Other operating income/(expense)	1,624				1,215	(2,839)		-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	7,783	775	263	1,532	1,308	(2,823)	68	8,906

Net finance costs	(848)			2		2		(844)
Share of after tax profits of associates and joint ventures	33							33
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	6,968	775	263	1,534	1,308	(2,821)	68	8,095

Taxation	(580)	(150)	(47)	(292)	(229)	17	(14)	(1,295)
Tax rate %	8.3%							16.0%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	6,388	625	216	1,242	1,079	(2,804)	54	6,800
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	639				392			1,031

Profit attributable to shareholders	5,749	625	216	1,242	687	(2,804)	54	5,769
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	115.5p	12.6p	4.4p	25.0p	13.8p	(56.5)p	1.1p	115.9p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,976							4,976
	––––––––––––							––––––––––––

Year ended 31 December 2019

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	33,754						33,754
Cost of sales	(11,863)	713	30	658	383		(10,079)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	21,891	713	30	658	383		23,675

Selling, general and administration	(11,402)		4	332	104	247	(10,715)
Research and development	(4,568)	64	49	114		2	(4,339)
Royalty income	351						351
Other operating income/(expense)	689			1	(142)	(548)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	6,961	777	83	1,105	345	(299)	8,972

Net finance costs	(814)			5		(1)	(810)
Share of after tax profits of associates and joint ventures	74						74
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	6,221	777	83	1,110	345	(300)	8,236

Taxation	(953)	(156)	(17)	(208)	(124)	140	(1,318)
Tax rate %	15.3%						16.0%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	5,268	621	66	902	221	(160)	6,918
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	623				164		787

Profit attributable to shareholders	4,645	621	66	902	57	(160)	6,131
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	93.9p	12.6p	1.3p	18.2p	1.2p	(3.3)p	123.9p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,947						4,947
	––––––––––––						––––––––––––

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

Total Major restructuring charges incurred in 2020 were £1,532 million (2019: £1,105 million), analysed as follows:

	2020			2019

	Cash £m	Non-cash £m	Total £m	Cash £m	Non-cash £m	Total £m

2018 major restructuring programme (incl. Tesaro)	105	210	315	227	572	799
Consumer Healthcare Joint Venture integration programme	298	28	326	248	4	252
Separation Preparation restructuring programme	625	216	841	-	-	-
Combined restructuring and integration programme	39	11	50	10	44	54

	1,067	465	1,532	485	620	1,105

Cash charges of £625 million under the Separation Preparation programme primarily arose from restructuring of Vaccines manufacturing and R&D functions as part of building the One Development organisation for Pharma and Vaccines as well as restructuring of commercial pharmaceuticals and some administrative functions. Non-cash charges of £216 million were related to write-down of assets in sites in the Pharmaceuticals Supply Chain.

Cash charges of £298 million under the Consumer Healthcare Joint Venture programme primarily related to severance and integration costs. The commercial integration of Consumer Healthcare is now largely completed and the manufacturing integration is well underway.

The 2018 major restructuring programme incurred cash charges of £105 million in relation to severance costs for restructuring of the manufacturing organisation, R&D and some administrative functions as well as the integration of Tesaro and non-cash charges of £210 million for write-downs on disposal of sites.

Total cash payments made in 2020 were £737 million (2019: £645 million), £115 million for the existing Combined restructuring and integration programme (2019: £316 million), £179 million (2019: £164 million) under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters, a further £291 million (2019: £165 million) relating to the Consumer Healthcare Joint Venture integration programme and £152 million relating to the Separation Preparation restructuring programme.

The analysis of Major restructuring charges by business was as follows:

	2020 £m	2019 £m

Pharmaceuticals	671	651
Vaccines	214	58
Consumer Healthcare	374	321

	1,259	1,030
Corporate & central functions	273	75

Total Major restructuring costs	1,532	1,105

The analysis of Major restructuring charges by Income statement line was as follows:

	2020 £m	2019 £m

Cost of sales	667	658
Selling, general and administration	659	332
Research and development	206	114
Other operating income/(expense)	-	1

Total Major restructuring costs	1,532	1,105

The benefit in the year from the 2018 major restructuring programme was £0.1 billion and the benefit from the Consumer Healthcare Joint Venture integration was £0.2 billion and the benefit from the Separation Preparation restructuring programme was £0.1 billion.

The 2018 major restructuring programme, including Tesaro, is expected to cost £1.75 billion over the period to 2021, with cash costs of £0.85 billion and non-cash costs of £0.9 billion, and is expected to deliver annual savings of around £450 million by 2021 (at 2019 rates). These savings are intended to be fully re-invested to help fund targeted increases in R&D and commercial support of new products.

The completion of the Consumer Healthcare Joint Venture with Pfizer is expected to realise substantial cost synergies, generating total annual cost savings of £0.5 billion by 2022 for expected cash costs of £0.7 billion and non-cash charges now expected to be £0.1 billion, plus additional capital expenditure of £0.2 billion. Up to 25% of the cost savings are intended to be reinvested in the business to support innovation and other growth opportunities.

The Group initiated in Q1 2020 a two-year Separation Preparation programme to prepare for the separation of GSK into two companies: New GSK, a biopharma company with an R&D approach focused on science related to the immune system, the use of genetics and new technologies, and a new leader in Consumer Healthcare. The programme aims to:

●	Drive a common approach to R&D with improved capital allocation
●	Align and improve the capabilities and efficiency of global support functions to support New GSK
●	Further optimise the supply chain and product portfolio, including the divestment of non-core assets. A strategic review of prescription dermatology is underway
●	Prepare Consumer Healthcare to operate as a standalone company

The programme continues to target delivery of £0.7 billion of annual savings by 2022 and £0.8 billion by 2023, with total costs estimated at £2.4 billion, of which £1.6 billion is expected to be cash costs. The proceeds of anticipated divestments are largely expected to cover the cash costs of the programme.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £1,308 million (2019: £345 million). This included a net £1,234 million accounting charge for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	2020 £m	2019 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	1,114	31
ViiV Healthcare put options and Pfizer preferential dividends	(52)	(234)
Contingent consideration on former Novartis Vaccines business	172	76
Release of fair value uplift on acquired Pfizer inventory	91	366
Other adjustments	(17)	106

Total transaction-related charges	1,308	345

The £1,114 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, as a result of a £408 million unwind of the discount and £706 million primarily from adjustments to sales forecasts as well as updated exchange rate assumptions. The £52 million credit relating to the ViiV Healthcare put options and Pfizer preferential dividends represented a decrease in the valuation of the put option as a result of adjustments to multiples and sales forecasts and updated exchange rate assumptions.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. The potential impact of the COVID-19 pandemic remains uncertain and, at 31 December 2020, it has been assumed that there will be no significant impact on the long-term value of the liability. This position remains under review and the amount of the liability will be updated in future quarters as further information on the impact of the pandemic becomes available. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 11.

Divestments, significant legal charges and other items
Divestments and other items included a gain in the year of £2,339 million arising from the net profit on disposal of the Horlicks and other Consumer Healthcare brands of £2,815 million in Q2 2020, after reversal of £240 million of embedded derivative gains on the value of the shares taken in prior years. This was partly offset by the related loss on sale of the shares in Hindustan Unilever in Q2 2020 of £476 million. Divestments and other items also included milestone income and gains from a number of asset disposals and certain other Adjusting items. A charge of £7 million (2019: £251 million) for significant legal matters included the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £9 million (2019: £294 million).

Separation costs
From Q2 2020, the Group has started to report additional costs to prepare Consumer Healthcare for separation. These are estimated at £600-700 million, excluding transaction costs.

Financial performance – Q4 2020

Total results

The Total results for the Group are set out below.

	Q4 2020 £m	Q4 2019 £m	Growth £%	Growth CER%

Turnover	8,739	8,899	(2)	(1)

Cost of sales	(3,171)	(3,248)	(2)	(2)

Gross profit	5,568	5,651	(1)	-

Selling, general and administration	(3,162)	(3,443)	(8)	(6)
Research and development	(1,470)	(1,243)	18	19
Royalty income	91	82	11	12
Other operating income/(expense)	34	855

Operating profit	1,061	1,902	(44)	(44)

Finance income	5	11
Finance expense	(239)	(206)
Share of after tax (losses)/profits of associates and joint ventures	(6)	4

Profit before taxation	821	1,711	(52)	(52)

Taxation	18	(194)
Tax rate %	(2.2)%	11.3%

Profit after taxation	839	1,517	(45)	(45)

Profit attributable to non-controlling interests	162	218
Profit attributable to shareholders	677	1,299

	839	1,517	(45)	(45)

Earnings per share	13.6p	26.2p	(48)	(48)

Adjusted results The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for Q4 2020 and Q4 2019 are set out on pages 39 and 40.

	Q4 2020

	£m	% of turnover	Growth £%	Reported growth CER%

Turnover	8,739	100	(2)	(1)

Cost of sales	(2,792)	(31.9)	(2)	(2)
Selling, general and administration	(2,924)	(33.5)	(6)	(4)
Research and development	(1,297)	(14.8)	11	12
Royalty income	91	1.0	11	12

Adjusted operating profit	1,817	20.8	(2)	(1)

Adjusted profit before tax	1,578		(5)	(5)
Adjusted profit after tax	1,358		(6)	(6)
Adjusted profit attributable to shareholders	1,163		(5)	(5)

Adjusted earnings per share	23.3p		(6)	(5)

Operating profit by business	Q4 2020

	£m	% of turnover	Growth £%	Reported growth CER%

Pharmaceuticals	1,874	42.9	(3)	(3)
Pharmaceuticals R&D*	(1,023)		10	12

Total Pharmaceuticals	851	19.5	(16)	(16)
Vaccines	691	34.3	20	26
Consumer Healthcare	385	16.3	(13)	(12)

	1,927	22.1	(5)	(3)
Corporate & other unallocated costs	(110)

Adjusted operating profit	1,817	20.8	(2)	(1)

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the Chief Scientific Officer and President, R&D. It excludes ViiV Healthcare R&D expenditure, which is reported within the Pharmaceuticals segment.

Turnover

Pharmaceuticals turnover

	Q4 2020

	£m	Growth £%	Growth CER%

Respiratory	1,017	14	15
HIV	1,268	1	2
Immuno-inflammation	206	21	24
Oncology	115	74	74
	2,606	9	10
Established Pharmaceuticals	1,760	(19)	(18)

	4,366	(4)	(3)

US	1,974	1	3
Europe	1,057	1	(3)
International	1,335	(14)	(12)

	4,366	(4)	(3)

Pharmaceuticals turnover in the quarter was £4,366 million, down 4% AER, 3% CER. Respiratory sales were up 14% AER, 15% CER, to £1,017 million, on growth of Trelegy and Nucala. HIV sales were up 1% AER, 2% CER, to £1,268 million, with growth in Juluca and Dovato partly offset by Tivicay and Triumeq. Sales of Established Pharmaceuticals declined 19% AER, 18% CER, to £1,760 million.

In the quarter, results continued to reflect the COVID-19 pandemic environment, with lower levels of new patient prescriptions in US and Europe, reduced market size for allergy and antibiotic products in International and Europe, and pressure on net prices in US.

In the US, sales grew 1% AER and 3% CER. Continued growth of Nucala, Trelegy, Benlysta and the HIV two-drug regimens was partially offset by the decline in Triumeq and Established Pharmaceuticals, including the ongoing impact of generic Advair/Seretide and Flovent price pressure.

In Europe, sales grew 1% AER but declined 3% CER, with growth in Ellipta Brands, Nucala and HIV two-drug regimens. This was offset by the impacts of generic competition including ongoing Seretide decline and a one-off UK Relenza contract last year in the Established Pharmaceuticals portfolio.

International declined 14% AER, 12% CER. Growth from the Respiratory portfolio was offset by declines in HIV and Established Pharmaceuticals which was impacted by COVID-19 suppressed antibiotics and dermatology markets, and increased generic competition in Japan and China.

Respiratory
Total Respiratory sales were up 14% AER, 15% CER, with growth from Trelegy and Nucala in all regions. International Respiratory sales grew 21% AER, 22% CER including Nucala, up 50% AER, 53% CER, and Trelegy continued to grow with ongoing launches through the Region. In Europe, Respiratory grew 18% AER, 14% CER including Trelegy growing 45% AER, 42% CER. In the US, Respiratory grew 10% AER, 12% CER, driven by Trelegy and Nucala and the impact of a prior period RAR adjustment.

Sales of Nucala were £292 million in the quarter and grew 34% AER, 34% CER, with US sales up 39% AER, 42% CER to £184 million, Europe sales of £63 million grew 13% AER, 7% CER and International sales of £45 million grew 50% AER, 53% CER.

Trelegy sales were up 38% AER, 40% CER to £238 million driven by growth in all regions. In the US, sales benefited from the new asthma indication approved and launched in Q3 2020, with sales up 28% AER, 30% CER. In Europe, sales grew 45% AER, 42% CER and in International, where Trelegy asthma was approved in Japan in the quarter, sales grew to £29 million.

HIV
HIV sales were £1,268 million, up 1% AER, 2% CER in the quarter. The dolutegravir franchise grew 1% AER, 2% CER, delivering sales of £1,225 million. The remaining portfolio, with sales of £43 million and 3% of total HIV sales, declined 12% AER, 6% CER.

Sales of dolutegravir products were £1,225 million in the quarter. Tivicay delivered sales of £365 million and declined 14% AER, 13% CER. Triumeq delivered sales of £580 million and declined 9% AER, 9% CER. The two-drug regimens, Juluca and Dovato delivered sales of £280 million in the quarter, with combined growth more than offsetting the decline of the three-drug regimen Triumeq.

In the US, dolutegravir sales grew 2% AER, 4% CER and in Europe dolutegravir sales grew 13% AER, 8% CER. Following recent launches of Dovato, combined sales of the two-drug regimens were £187 million in the US and £84 million in Europe, with growth more than offsetting the decline in Triumeq. International dolutegravir sales declined 23% AER, 19% CER driven by phasing of Tivicay tender business.

Oncology
Sales of Zejula, the PARP inhibitor asset acquired from Tesaro in Q1 2019 were £89 million in the quarter, up 35% AER, 35% CER. Sales comprised £54 million in the US and £32 million in Europe.

Blenrep for the treatment of patients with relapsed or refractory multiple myeloma was approved and launched in the US and Europe in Q3 2020 and reported sales of £25 million in the first full quarter of sales.

Immuno-inflammation
Sales of Benlysta in the quarter were up 21% AER, 23% CER to £205 million, including sales of the sub-cutaneous formulation of £105 million up 33% AER, 35% CER.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the quarter were £1,760 million, down 19% AER, 18% CER.

Established Respiratory products declined 22% AER, 21% CER to £756 million. This includes the impact of generics in Japan and price pressure on Flovent in the US. Advair/Seretide sales declined 15% AER and CER with all regions impacted by generic competition.

The remainder of the Established Pharmaceuticals portfolio declined by 17% AER, 16% CER to £1,004 million on lower demand for antibiotics during the COVID-19 pandemic period, the impact of government mandated changes increasing use of generics in markets including France, Japan and China, and a strong comparator, including a European Relenza contract.

Vaccines turnover

	Q4 2020

	£m	Growth £%	Growth CER%

Meningitis	274	35	36
Influenza	252	83	85
Shingles	645	21	23
Established Vaccines	841	(3)	(3)

	2,012	15	16

US	1,085	19	22
Europe	422	21	17
International	505	5	5

	2,012	15	16

Vaccines turnover grew 15% AER, 16% CER to £2,012 million, primarily driven by double-digit growth in Shingrix and a strong demand across all regions for Influenza vaccine. Meningitis vaccines also contributed to growth mainly due to favourable CDC demand in the US.

Established Vaccines declined 3% AER, 3% CER to £841 million, reflecting the adverse impact of the COVID-19 pandemic on Hepatitis and Synflorix, together with the divestment of Rabipur and Encepur. This was partly offset by Cervarix strong performance in China.

Lower demand in the quarter was related to COVID-19 pandemic conditions unless stated otherwise.

Meningitis
Meningitis sales grew 35% AER, 36% CER to £274 million . Bexsero sales grew 42% AER, 44% CER to £159 million and Menveo 26% AER, 27% CER to £83 million, mostly driven by favourable CDC demand related to an elongated back-to-school season in the US, partly offset by Menveo competitive pressures in International.

Influenza
Fluarix/FluLaval sales were £252 million, up 83% AER, 85% CER, reflecting robust demand across all regions resulting from strong government recommendations that prioritised supporting flu vaccination during COVID-19 pandemic conditions.

Shingles
Shingrix recorded sales of £645 million, up 21% AER, 23% CER, primarily driven by a strong performance in Europe reflecting robust underlying demand in Germany. US sales growth was supported by seasonal flu vaccination, but wellness visits declined late in Q4 2020 as pandemic conditions worsened. The launch of Shingrix in China also contributed to growth.

Established Vaccines
Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) were up 4% AER, 5% CER. Infanrix/Pediarix sales grew 10% AER, 12% CER to £172 million, primarily due to favourable CDC purchase patterns in the US, partly offset by competitive pressures and supply constraints in Europe together with lower demand in International.

Boostrix sales were down 4% AER, 3% CER to £125 million, reflecting lower demand in International.

Hepatitis vaccines declined 29% AER, 28% CER to £139 million, adversely impacted in the US and Europe by lower demand and travel restrictions, together with competition returning to market in the US.

Synflorix sales declined by 25% AER, 27% CER to £93 million, primarily due supply constraints in Emerging Markets and lower demand in International.

Rotarix sales grew 5% AER, 6% CER to £148 million, reflecting favourable CDC purchases in the US.

MMRV vaccines sales were up 11% AER, 10% CER to £78 million, largely driven by improved supply and increased market shares in Europe.

Consumer Healthcare turnover

	Q4 2020

	£m	Growth £%	Growth CER%

Oral health	679	4	6
Pain relief	542	8	10
Vitamins, minerals and supplements	386	16	17
Respiratory health	262	(26)	(24)
Digestive health and other	429	(9)	(7)
	2,298	(1)	1

Brands divested/under review	62	(76)	(75)

	2,360	(8)	(7)

US	825	(7)	(5)
Europe	617	(1)	(4)
International	918	(13)	(10)

	2,360	(8)	(7)

On a reported basis, sales declined 8% AER and declined 7% CER to £2,360 million in the quarter. Brands divested/under review declined 76% AER, 75% CER to £62 million given successful execution of the divestment programme. Sales grew 1% CER, excluding brands divested/under review, with underlying brand strength combined with the strength of the portfolio and successful execution driving growth, and offsetting a weak quarter in Respiratory health. Double digit growth excluding brands divested/under review in Emerging markets was driven by strong performance in China and also the retained business in India.

Vitamins, minerals and supplements brands continue to benefit from strong demand given increased consumer focus on health and wellness as a result of the COVID-19 pandemic. Pain relief and Oral health delivered good growth, however Respiratory heath was adversely impacted by a lower cold and flu season as a result of the pandemic and social distancing as highlighted in the previous quarter. Digestive health and other declined, with growth in Digestive health offset by weaker Smokers’ health and Skin health.

Oral health
Oral health sales increased 4% AER and grew 6% CER to £679 million. Sensodyne continued to perform strongly, delivering double digit growth reflecting the underlying strength of the brand and with broad based growth across most markets. Gum health continued to deliver double digit growth, consistent with performance in the previous quarter. Denture care declined in low-single digits due to continued challenging market conditions. Overall growth was also impacted by a low-single digit decline in non-strategic brands.

Pain relief
Pain relief grew 8% AER, 10% CER to £542 million. Sales growth was largely driven by strong Voltaren performance in the US following the successful Rx to OTC launch in the US earlier this year. Panadol performance was adversely impacted by weaker performance in South East Asia largely related to the COVID-19 pandemic.

Vitamins, minerals and supplements
Vitamins, minerals and supplements grew 16% AER, 17% CER to £386 million. Centrum, Caltrate and Emergen-C all saw double digit growth, demonstrating the strength of the brands. The category continued to benefit from consumer focus on health and wellness, a trend consistent with prior quarters and as a result of the COVID-19 pandemic.

Respiratory health
Respiratory health sales declined 26% AER, 24% CER to £262 million. The category was particularly negatively impacted by weaker than expected demand for cold and flu products in a key quarter given seasonality. Theraflu, Robitussin and Contac all declined in double digits as a result of a significant decline in the global demand for seasonal cold and flu remedies. Allergy and nasal products Flonase and Otrivin declined in low single digits.

Digestive health and other
Digestive health and other brands declined 9% AER, 7% CER to £429 million. Digestive health brands grew in the quarter, with double digit growth in Eno more than offsetting declines in Tums and Nexium. Smokers’ health products also declined in double digits given weaker performance in the US. Skin health continued to be impacted by reduced impulse purchases in retail stores as a result of lower footfall due to the COVID-19 pandemic.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 36.3%, 0.2 percentage points lower at AER and 0.5 percentage points lower in CER terms compared with Q4 2019. This primarily reflected the unwind in Q4 2019 of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer, partly offset by increased write downs in a number of manufacturing sites.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 31.9%, 0.1 percentage points lower at AER and 0.3 percentage points lower at CER compared with Q4 2019. This reflected a favourable comparison to a non-restructuring related write down in a manufacturing site in Q4 2019 in Pharmaceuticals, restructuring savings across all three businesses and favourable product mix in Vaccines, partly offset by continued adverse pricing pressure in Pharmaceuticals, primarily in Established Respiratory.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 36.2%, 2.5 percentage points lower at AER and 2.1 percentage points lower at CER compared with Q4 2019. This included lower significant legal costs partly offset by increased major restructuring costs and separation costs.

Excluding these and other Adjusting items, Adjusted SG&A costs as a percentage of turnover were 33.5%, 1.6 percentage points lower at AER than in Q4 2019 and 1.1 percentage points lower on a CER basis. Adjusted SG&A costs declined 6% AER, 4% CER which reflected the continuing benefit of restructuring in Pharmaceuticals, Consumer Healthcare and support functions, reduced variable spending across all three businesses as a result of the COVID-19 lockdowns and the tight control of ongoing costs. This was partly offset by increased investment for new launches in Respiratory, HIV and Vaccines and increased costs for a number of legal settlements in Q4 2020.

Research and development
Total R&D expenditure was £1,470 million (16.8% of turnover), up 18% AER, 19% CER, including an increase in major restructuring charges. Adjusted R&D expenditure was £1,297 million (14.8% of turnover), 11% higher at AER, 12% higher at CER than in Q4 2019.

Pharmaceuticals R&D expenditure was £1,056 million, up 17% AER, 19% CER, primarily driven by the significant increase in investment in Oncology, reflecting the progression of a number of key programmes including Blenrep, feladilimab and bintrafusp alfa, as well as the progression of COVID-19 treatment programmes (VIR-7831, otilimab) and a number of other Phase II and III programs including HBV antisense oligonucleotide (GSK3228836) and anti-IL5 for asthma (GSK3511294). This has been partly offset by efficiency savings from the implementation of the One Development programme for Pharma and Vaccines as part of the Separation Preparation restructuring programme and variable spending as a result of COVID-19 lockdowns.

R&D expenditure in Vaccines was £178 million, down 4% AER, 6% CER, reflecting efficiency savings from the implementation of the One Development programme for Pharma and Vaccines and variable spending as a result of COVID-19 lockdowns. R&D expenditure in Consumer Healthcare was £63 million.

Royalty income
Royalty income was £91 million (Q4 2019: £82 million), up 11% AER, 12% CER.

Other operating income/(expense)
Net other operating income of £34 million (Q4 2019: £855 million income) primarily reflected a number of asset disposals together with accounting credits of £2 million (Q4 2019: £535 million credits) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a re-measurement credit of £3 million (Q4 2019: £390 million credit) for the contingent consideration liability due to Shionogi, primarily arising from changes in exchange rate assumptions offset by changes in sales forecasts as well as the unwind of discounting.

Operating profit
Total operating profit was £1,061 million in Q4 2020 compared with £1,902 million in Q4 2019. This primarily reflected lower re-measurement credits on the contingent consideration liabilities, lower profit on asset disposals and increased major restructuring costs, partly offset by favourable comparisons to a decrease in value of the shares in Hindustan Unilever and unwind of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.

Excluding these and other Adjusting items, Adjusted operating profit was £1,817 million, 2% lower than Q4 2019 at AER, 1% lower at CER on a turnover decline of 1% CER. The Adjusted operating margin of 20.8% was flat at AER, and 0.1 percentage points lower on a CER basis than in Q4 2019.

The reduction in Adjusted operating profit primarily reflected increased investment in R&D as well as targeted investments in promotional product support and increased costs for a number of legal settlements, partly offset by benefits from continued restructuring across the business, tight control of ongoing costs including reduced promotional and variable spending across all three businesses as a result of the COVID-19 lockdowns.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in Q4 2020 amounted to £221 million (Q4 2019: £233 million). This included cash payments made to Shionogi of £210 million (Q4 2019: £220 million).

Operating profit by business
Pharmaceuticals operating profit was £851 million, down 16% AER, 16% CER on a turnover decrease of 3% CER. The operating margin of 19.5% was 2.6 percentage points lower at AER than in Q4 2019 and 3.0 percentage points lower on a CER basis. This primarily reflected increased investment in Oncology R&D and several COVID-19 programmes, investment in new product support and targeted priority markets, the continued impact of lower prices, particularly in Respiratory and increased costs for a number of legal settlements. This was partly offset by the continuing benefit of restructuring, reduced variable spending across all three businesses as a result of the COVID-19 lockdowns and the tight control of ongoing costs and a favourable comparison to a non-restructuring related write down in a manufacturing site in Q4 2019.

Vaccines operating profit was £691 million, up 20% AER, 26% CER on a turnover increase of 16% CER. The operating margin of 34.3% was 1.2 percentage points higher at AER than in Q4 2019 and 3.0 percentage points higher on a CER basis. This was primarily driven by enhanced operating leverage from strong sales growth with positive mix due to Shingrix and lower R&D spend, partly offset by higher inventory adjustments.

Consumer Healthcare operating profit was £385 million, down 13% AER, 12% CER on a turnover decrease of 7% CER. The operating margin of 16.3% was 0.8 percentage points lower at AER and 1.0 percentage points lower on a CER basis than in Q4 2019. This primarily reflected the impact of divestments as well as increased investments in power brands in the quarter, partially offset by synergy benefits from the Pfizer integration.

Net finance costs
Total net finance costs were £234 million compared with £195 million in Q4 2019. Adjusted net finance costs were £233 million compared with £197 million in Q4 2019. The increase primarily reflects lower interest income on reduced overseas cash post-closing of the divestment of Horlicks and other Consumer Healthcare nutrition products in India and a number of other countries and a premium paid on the early repayment and refinancing of bond debt in the quarter.

Share of after tax (losses)/profits of associates and joint ventures
The share of after tax losses of associates and joint ventures was £6 million (Q4 2019: £4 million profits).

Taxation
The credit of £18 million represented an effective tax rate on Total results of (2.2)% (Q4 2019: 11.3%) and reflected the different tax effects of the various Adjusting items including a reduction of £92 million in the estimated impact of the US tax reform in 2017. Tax on Adjusted profit amounted to £220 million and represented an effective Adjusted tax rate of 13.9% (Q4 2019: 12.5%).

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2019. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £162 million (Q4 2019: £218 million). The reduction was primarily due to reduced allocation of ViiV Healthcare profits of £97 million (Q4 2019: £192 million), including reduced credits for re-measurement of contingent consideration liabilities, partly offset by increased allocation of Consumer Healthcare profits of £64 million (Q4 2019: £23 million).

The allocation of Adjusted earnings to non-controlling interests amounted to £195 million (Q4 2019: £225 million). The reduction in allocation primarily reflected a reduced allocation of Consumer Healthcare profits of £91 million (Q4 2019: £101 million) and a reduced allocation of ViiV Healthcare profits of £103 million (Q4 2019: £121 million).

Earnings per share
Total EPS was 13.6p, compared with 26.2p in Q4 2019. The reduction in EPS primarily reflected lower re-measurement credits on the contingent consideration liabilities, lower profit on asset disposals and increased major restructuring costs, partly offset by favourable comparisons to a decrease in value of the shares in Hindustan Unilever and unwind of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.

Adjusted EPS was 23.3p compared with 24.8p in Q4 2019, down 6% AER and 5% CER, on a 1% CER decrease in Adjusted operating profit reflecting higher interest costs and a higher effective tax rate partly offset by a lower non-controlling interest allocation of Consumer Healthcare and ViiV profits.

Currency impact on Q4 2020 results
The results for Q4 2020 are based on average exchange rates, principally £1/$1.33, £1/€1.11 and £1/Yen 138. Comparative exchange rates are given on page 59. The period-end exchange rates were £1/$1.36, £1/€1.11 and £1/Yen 141.

In the quarter, turnover decreased 2% AER, 1% CER. Total EPS was 13.6p compared with 26.2p in Q4 2019. Adjusted EPS was 23.3p compared with 24.8p in Q4 2019, down 6% AER and 5% CER. The adverse currency impact primarily reflected the strengthening in Sterling, particularly against the US$, partly offset by weakness against the Euro. Exchange gains or losses on the settlement of intercompany transactions had a one percentage point positive impact on the negative currency impact of one percentage point on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for Q4 2020 and Q4 2019 are set out below.

Three months ended 31 December 2020

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Separation costs £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	8,739							8,739
Cost of sales	(3,171)	170	3	199	7			(2,792)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,568	170	3	199	7			5,947

Selling, general and administration	(3,162)	1	1	211	2	(2)	25	(2,924)
Research and development	(1,470)	25	38	110				(1,297)
Royalty income	91							91
Other operating income/(expense)	34				(8)	(26)		-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,061	196	42	520	1	(28)	25	1,817

Net finance costs	(234)					1		(233)
Share of after tax losses of associates and joint ventures	(6)							(6)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	821	196	42	520	1	(27)	25	1,578

Taxation	18	(40)	(8)	(51)	(43)	(90)	(6)	(220)
Tax rate %	(2.2)%							13.9%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	839	156	34	469	(42)	(117)	19	1,358
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	162				33			195

Profit attributable to shareholders	677	156	34	469	(75)	(117)	19	1,163
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	13.6p	3.2p	0.7p	9.3p	(1.5)p	(2.4)p	0.4p	23.3p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,981							4,981
	––––––––––––							––––––––––––

Three months ended 31 December 2019

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	8,899						8,899
Cost of sales	(3,248)	163	3	11	223		(2,848)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,651	163	3	11	223		6,051

Selling, general and administration	(3,443)		(1)	163	4	160	(3,117)
Research and development	(1,243)	16	19	43		1	(1,164)
Royalty income	82						82
Other operating income/(expense)	855				(557)	(298)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,902	179	21	217	(330)	(137)	1,852

Net finance costs	(195)			1		(3)	(197)
Share of after tax profits of associates and joint ventures	4						4
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,711	179	21	218	(330)	(140)	1,659

Taxation	(194)	(41)	(6)	(58)	15	77	(207)
Tax rate %	11.3%						12.5%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,517	138	15	160	(315)	(63)	1,452
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	218				7		225

Profit attributable to shareholders	1,299	138	15	160	(322)	(63)	1,227
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	26.2p	2.8p	0.3p	3.2p	(6.5)p	(1.2)p	24.8p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,953						4,953
	––––––––––––						––––––––––––

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

Total Major restructuring charges incurred in Q4 2020 were £520 million (Q4 2019: £217 million), analysed as follows:

	Q4 2020			Q4 2019

	Cash £m	Non-cash £m	Total £m	Cash £m		Non-cash £m	Total £m

2018 major restructuring programme (incl. Tesaro)	30	15	45	48		23	71
Consumer Healthcare Joint Venture integration programme	53	4	57	113	-	4	117
Separation Preparation restructuring programme	273	104	377	-		-	-
Combined restructuring and integration programme	26	15	41	18		11	29

	382	138	520	179		38	217

Cash charges of £273 million under the Separation Preparation programme primarily arose from restructuring of R&D functions across Pharma and Vaccines and some administrative functions. Non-cash charges of £104 million were related to write-down of assets on disposal and closure of sites in the Pharmaceuticals Supply Chain.

Cash charges of £53 million on the Consumer Healthcare Joint Venture programme primarily related to severance and integration costs.

The 2018 major restructuring programme incurred cash charges of £30 million in relation to severance costs for restructuring within central functions and non-cash charges of £15 million for write-downs of assets on sites.

Total cash payments made in Q4 2020 were £194 million (Q4 2019: £255 million), £22 million for the existing Combined restructuring and integration programme (Q4 2019: £69 million), £34 million (Q4 2019: £79 million) under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters, a further £67 million (Q4 2019: £107 million) relating to the Consumer Healthcare Joint Venture integration programme and £71 million relating to the Separation Preparation restructuring programme.

The analysis of Major restructuring charges by business was as follows:

	Q4 2020 £m	Q4 2019 £m

Pharmaceuticals	309	36
Vaccines	11	10
Consumer Healthcare	71	134
	391
		180
Corporate & central functions	129	37

Total Major restructuring costs	520	217

The analysis of Major restructuring charges by Income statement line was as follows:

	Q4 2020 £m	Q4 2019 £m

Cost of sales	199	11
Selling, general and administration	211	163
Research and development	110	43

Total Major restructuring costs	520	217

The benefit from the Consumer Healthcare Joint Venture integration was £0.1 billion. Given its early stage the benefit from the Separation Preparation restructuring programme was less than £0.1 billion.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £1 million (Q4 2019: £330 million credit). This included a net £2 million accounting credit for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q4 2020 £m	Q4 2019 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	(3)	(390)
ViiV Healthcare put options and Pfizer preferential dividends	(10)	(153)
Contingent consideration on former Novartis Vaccines business	11	8
Release of fair value uplift on acquired Pfizer inventory	-	218
Other adjustments	3	(13)

Total transaction-related charges	1	(330)

The £3 million credit relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, primarily as a result of a £110 million unwind of the discount offset by a £113 million credit primarily from updated exchange rate assumptions partly offset by adjustments to sales forecasts.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. The potential impact of the COVID-19 pandemic remains uncertain and at 31 December 2020, it has been assumed that there will be no significant impact on the long-term value of the liability. This position remains under review and the amount of the liability will be updated in future quarters as further information on the impact of the pandemic becomes available. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 11.

Divestments, significant legal charges and other items
Divestments and other items also included gains from a number of asset disposals and certain other Adjusting items. There was a £1 million charge (Q4 2019: £164 million) for significant legal matters arising in the quarter. Significant legal cash payments were £2 million (Q4 2019: £281 million).

Separation costs
From Q2 2020, the Group started to report additional costs to prepare for Consumer Healthcare separation.

Cash generation

Cash flow

	2020	2019	Q4 2020

Net cash inflow from operating activities (£m)	8,441	8,020	3,855
Free cash flow* (£m)	5,406	5,073	3,106
Free cash flow growth (%)	7%	(11)%	20%
Free cash flow conversion* (%)	94%	>100%	>100%
Net debt** (£m)	20,780	25,215	20,780

*	Free cash flow and free cash flow conversion are defined on page 63.
**	Net debt is analysed on page 62.

2020
The net cash inflow from operating activities for the year was £8,441 million (2019: £8,020 million). The increase primarily reflected beneficial timing of payments for returns and rebates, reduced legal payments and improved operating profits, partly offset by an increase in trade receivables, increased tax payments including tax on disposals and adverse exchange impacts. There has not been any significant impact on trade collections or payables as a result of the COVID-19 pandemic.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the year were £858 million (2019: £865 million), of which £751 million was recognised in cash flows from operating activities and £107 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash flow was £5,406 million for the year (2019: £5,073 million). The increase primarily reflected increased proceeds from disposal of intangible assets, beneficial timing of payments for returns and rebates, reduced legal payments and improved operating profits, partly offset by higher dividends to non-controlling interests, increase in trade receivables, increased tax payments including tax on disposals and adverse exchange impacts.

Q4 2020
The net cash inflow from operating activities for the quarter was £3,855 million (Q4 2019: £3,453 million). The increase primarily reflected reduced legal and tax payments partly offset by a lower seasonal reduction in inventory and trade receivables.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £210 million (Q4 2019: £220 million), of which £185 million was recognised in cash flows from operating activities and £25 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash flow was £3,106 million for the quarter (Q4 2019: £2,599 million). The increase primarily reflected increased proceeds from disposal of intangible assets and reduced legal and tax payments, partly offset by a lower seasonal reduction in inventory and trade receivables and higher dividends to non-controlling interests.

Net debt
At 31 December 2020, net debt was £20.8 billion, compared with £25.2 billion at 31 December 2019, comprising gross debt of £27.2 billion and cash and liquid investments of £6.4 billion. Net debt decreased due to the £3.3 billion proceeds from the Horlicks and other Consumer brands disposal including shares in Hindustan Unilever of £2.7 billion and £0.6 billion of other assets, £0.6 billion of other business and asset disposals together with £5.4 billion free cash flow, partly offset by cash divested of £0.5 billion, dividends paid to shareholders of £4.0 billion and £0.4 billion in additional investments.

At 31 December 2020, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £3.7 billion with loans of £2.6 billion repayable in the subsequent year.

Returns to shareholders

Quarterly dividends

The Board has declared a fourth interim dividend for 2020 of 23 pence per share (Q4 2019: 23 pence per share).

GSK recognises the importance of dividends to shareholders and aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group’s future growth.

The Board currently intends to maintain the dividend for 2021 at the current level of 80p per share, subject to any material change in the external environment or performance expectations.

At our Biopharma investor update in June we plan to set out in detail the growth prospects and financial outlook for the new Biopharma company over the medium term, including a detailed review of the pipeline we have been building over recent years. Alongside these we will provide details of a new distribution policy which reflects the optimised capital structure and investment priorities focused on delivering sustainable long-term shareholder value. We anticipate that this new policy will deliver competitive and attractive returns informed by appropriate earnings pay-out ratios through the investment cycle well covered by Free Cash Flow and, importantly, expected growth potential. We expect that aggregate distributions for GSK will be lower than at present. This new policy will be implemented for dividends paid in respect of 2022.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 6 April 2021. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary.

The ex-dividend date will be 18 February 2021, with a record date of 19 February 2021 and a payment date of 8 April 2021.

	Paid/payable	Pence per share	£m

2020
First interim	9 July 2020	19	946
Second interim	8 October 2020	19	946
Third interim	14 January 2021	19	946
Fourth interim	8 April 2021	23	1,146

		80	3,984

2019
First interim	11 July 2019	19	940
Second interim	10 October 2019	19	941
Third interim	9 January 2020	19	941
Fourth interim	9 April 2020	23	1,144

		80	3,966

Weighted average number of shares
	2020 millions	2019 millions

Weighted average number of shares – basic	4,976	4,947
Dilutive effect of share options and share awards	62	69

Weighted average number of shares – diluted	5,038	5,016

Weighted average number of shares
	Q4 2020 millions	Q4 2019 millions

Weighted average number of shares – basic	4,981	4,953
Dilutive effect of share options and share awards	61	69

Weighted average number of shares – diluted	5,042	5,022

At 31 December 2020, 4,981 million shares (2019: 4,953 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). GSK made no share repurchases during the period. The company issued 2.1 million shares under employee share schemes in the year for proceeds of £29 million (2019: £51 million).

At 31 December 2020, the ESOP Trust held 48.6 million GSK shares against the future exercise of share options and share awards. The carrying value of £195 million has been deducted from other reserves. The market value of these shares was £657 million.

At 31 December 2020, the company held 355.2 million Treasury shares at a cost of £4,969 million, which has been deducted from retained earnings.

Financial information

Income statements

	2020 £m	2019 £m	Q4 2020 £m	Q4 2019 £m

TURNOVER	34,099	33,754	8,739	8,899

Cost of sales	(11,704)	(11,863)	(3,171)	(3,248)

Gross profit	22,395	21,891	5,568	5,651

Selling, general and administration	(11,456)	(11,402)	(3,162)	(3,443)
Research and development	(5,098)	(4,568)	(1,470)	(1,243)
Royalty income	318	351	91	82
Other operating income/(expense)	1,624	689	34	855

OPERATING PROFIT	7,783	6,961	1,061	1,902

Finance income	44	98	5	11
Finance expense	(892)	(912)	(239)	(206)
Share of after tax profits/(losses) of associates and joint ventures	33	74	(6)	4

PROFIT BEFORE TAXATION	6,968	6,221	821	1,711

Taxation	(580)	(953)	18	(194)
Tax rate %	8.3%	15.3%	(2.2)%	11.3%

PROFIT AFTER TAXATION	6,388	5,268	839	1,517

Profit attributable to non-controlling interests	639	623	162	218
Profit attributable to shareholders	5,749	4,645	677	1,299

	6,388	5,268	839	1,517

EARNINGS PER SHARE	115.5p	93.9p	13.6p	26.2p

Diluted earnings per share	114.1p	92.6p	13.4p	25.9p

Statement of comprehensive income

	2020 £m	2019 £m

Profit for the year	6,388	5,268

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(59)	(832)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries	36	(75)
Fair value movements on cash flow hedges	(19)	(20)
Reclassification of cash flow hedges to income statement	54	3
Tax on fair value movements on cash flow hedges	(18)	16

	(6)	(908)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(34)	(75)
Fair value movements on equity investments	1,348	372
Tax on fair value movements on equity investments	(220)	(95)
Re-measurement losses on defined benefit plans	(187)	(1,050)
Tax on re-measurement losses on defined benefit plans	69	189

	976	(659)

Other comprehensive income/(expense) for the year	970	(1,567)

Total comprehensive income for the year	7,358	3,701

Total comprehensive income for the year attributable to:
Shareholders	6,753	3,153
Non-controlling interests	605	548

	7,358	3,701

Statement of comprehensive income

	Q4 2020 £m	Q4 2019 £m

Profit for the period	839	1,517

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(248)	(637)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries	-	(75)
Fair value movements on cash flow hedges	4	86
Reclassification of cash flow hedges to income statement	1	-
Tax on fair value movements on cash flow hedges	(16)	16

	(259)	(610)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(64)	(103)
Fair value movements on equity investments	635	276
Tax on fair value movements on equity investments	(104)	(68)
Re-measurement gains on defined benefit plans	195	142
Tax on re-measurement gains on defined benefit plans	(9)	(26)

	653	221

Other comprehensive income/(expense) for the period	394	(389)

Total comprehensive income for the period	1,233	1,128

Total comprehensive income for the period attributable to:
Shareholders	1,135	1,013
Non-controlling interests	98	115

	1,233	1,128

Pharmaceuticals turnover – year ended 31 December 2020

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Respiratory	3,749	22	23	2,114	21	23	944	21	20	691	24	27
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Ellipta products	2,755	19	20	1,516	18	19	706	22	22	533	19	22
Anoro Ellipta	547	6	8	327	1	2	142	18	17	78	11	17
Arnuity Ellipta	45	(6)	(6)	37	(10)	(7)	-	-	-	8	14	-
Incruse Ellipta	220	(16)	(15)	117	(27)	(27)	74	1	1	29	4	7
Relvar/Breo Ellipta	1,124	16	17	474	24	25	322	14	13	328	6	9
Trelegy Ellipta	819	58	59	561	47	48	168	65	65	90	>100	>100

Nucala	994	29	30	598	32	33	238	16	15	158	45	46

HIV	4,876	-	1	3,005	-	1	1,213	5	4	658	(5)	(1)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Dolutegravir products	4,702	1	2	2,941	-	1	1,163	7	6	598	(2)	3
Tivicay	1,527	(8)	(7)	871	(11)	(10)	368	(7)	(8)	288	(1)	5
Triumeq	2,306	(10)	(9)	1,454	(10)	(9)	568	(9)	(10)	284	(9)	(6)
Juluca	495	35	36	387	28	29	97	73	71	11	57	71
Dovato	374	>100	>100	229	>100	>100	130	>100	>100	15	>100	>100

Epzicom/Kivexa	31	(59)	(59)	1	(67)	(67)	9	(61)	(61)	21	(57)	(57)
Selzentry	91	(6)	(5)	47	(11)	(11)	27	(7)	(7)	17	13	20
Rukobia	11	-	-	11	-	-	-	-	-	-	-	-
Other	41	(16)	(12)	5	(50)	(40)	14	(22)	(17)	22	5	5

Immuno-Inflammation and other specialty	727	19	20	612	14	16	56	22	20	59	84	91
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Benlysta	719	17	19	612	14	16	56	22	20	51	59	66

Oncology	372	62	62	231	72	74	136	42	40	5	-	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Zejula	339	48	48	206	54	55	128	35	33	5	-	-
Blenrep	33	-	-	25	-	-	8	-	-	-	-	-

Pharmaceuticals excluding established products	9,724	11	12	5,962	10	11	2,349	13	12	1,413	10	14

Established Pharmaceuticals	7,332	(16)	(15)	1,489	(25)	(24)	1,755	(14)	(15)	4,088	(14)	(11)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Established Respiratory	3,251	(17)	(15)	1,048	(26)	(25)	738	(9)	(9)	1,465	(13)	(10)
Seretide/Advair	1,535	(11)	(10)	434	(14)	(13)	449	(11)	(11)	652	(10)	(7)
Flixotide/Flovent	419	(33)	(32)	183	(50)	(50)	80	(9)	(10)	156	(10)	(5)
Ventolin	785	(16)	(14)	430	(21)	(20)	116	(3)	(4)	239	(12)	(7)
Avamys/Veramyst	297	(8)	(6)	-	-	-	66	(4)	(4)	231	(10)	(7)
Other Respiratory	215	(23)	(23)	1	>100	>100	27	(4)	-	187	(25)	(26)

Dermatology	425	(4)	(1)	1	(67)	(67)	140	(12)	(13)	284	-	6
Augmentin	490	(19)	(15)	-	-	-	145	(16)	(16)	345	(20)	(15)
Avodart	466	(19)	(17)	5	25	25	158	(24)	(25)	303	(16)	(13)
Imigran/Imitrex	118	(14)	(14)	42	(29)	(29)	51	(2)	(4)	25	(7)	(4)
Lamictal	537	(5)	(4)	269	(5)	(5)	120	7	6	148	(13)	(9)
Seroxat/Paxil	146	(9)	(6)	-	-	-	37	-	(3)	109	(11)	(7)
Valtrex	103	(4)	(2)	15	7	7	32	3	-	56	(10)	(5)
Other	1,796	(21)	(20)	109	(48)	(47)	334	(28)	(28)	1,353	(16)	(14)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Pharmaceuticals	17,056	(3)	(1)	7,451	1	2	4,104	(1)	(1)	5,501	(9)	(5)
	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––	––––––––

Pharmaceuticals turnover – three months ended 31 December 2020

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Respiratory	1,017	14	15	574	10	12	253	18	14	190	21	22
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Ellipta products	725	8	8	390	-	2	190	20	17	145	14	15
Anoro Ellipta	151	7	8	90	(1)	1	39	18	15	22	29	29
Arnuity Ellipta	14	(7)	(13)	11	(15)	(8)	-	-	-	3	50	(50)
Incruse Ellipta	48	(38)	(38)	21	(60)	(58)	19	6	-	8	14	14
Relvar/Breo Ellipta	274	2	2	107	-	1	84	14	11	83	(6)	(3)
Trelegy Ellipta	238	38	40	161	28	30	48	45	42	29	>100	>100

Nucala	292	34	34	184	39	42	63	13	7	45	50	53

HIV	1,268	1	2	805	3	5	327	10	6	136	(24)	(21)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Dolutegravir products	1,225	1	2	786	2	4	315	13	8	124	(23)	(19)
Tivicay	365	(14)	(13)	229	(6)	(4)	88	(12)	(17)	48	(41)	(35)
Triumeq	580	(9)	(9)	370	(9)	(7)	143	(7)	(10)	67	(13)	(13)
Juluca	139	25	25	108	21	22	28	47	37	3	-	33
Dovato	141	>100	>100	79	>100	>100	56	>100	>100	6	>100	>100

Epzicom/Kivexa	6	(60)	(67)	(1)	>(100)	>(100)	2	(60)	(60)	5	(50)	(60)
Selzentry	21	(9)	(9)	12	(8)	(8)	7	-	-	2	(33)	(33)
Rukobia	8	-	-	8	-	-	-	-	-	-	-	-
Other	8	(27)	18	-	-	-	3	(50)	(17)	5	25	25

Immuno-Inflammation and other specialty	206	21	24	175	18	21	15	25	17	16	60	70
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Benlysta	205	21	23	175	18	21	15	25	17	15	50	60

Oncology	115	74	74	75	>100	>100	37	28	21	3	-	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Zejula	89	35	35	54	46	51	32	10	3	3	-	-
Blenrep	25	-	-	20	-	-	5	-	-	-	-	-

Pharmaceuticals excluding established products	2,606	9	10	1,629	9	12	632	15	10	345	-	3

Established Pharmaceuticals	1,760	(19)	(18)	345	(27)	(25)	425	(14)	(18)	990	(18)	(16)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Established Respiratory	756	(22)	(21)	234	(31)	(30)	175	(11)	(14)	347	(19)	(17)
Seretide/Advair	351	(15)	(15)	73	(30)	(28)	105	(12)	(16)	173	(9)	(7)
Flixotide/Flovent	87	(53)	(52)	34	(70)	(69)	20	(9)	(18)	33	(33)	(29)
Ventolin	211	(7)	(5)	125	1	3	29	(6)	(13)	57	(20)	(15)
Avamys/Veramyst	70	(3)	(1)	-	-	-	15	-	-	55	(7)	(5)
Other Respiratory	37	(45)	(48)	2	>100	>100	6	(33)	(11)	29	(50)	(53)

Dermatology	109	(3)	-	-	-	-	36	(10)	(12)	73	1	7
Augmentin	115	(27)	(24)	-	-	-	37	(21)	(26)	78	(30)	(23)
Avodart	96	(31)	(31)	1	>100	>100	34	(29)	(31)	61	(34)	(33)
Imigran/Imitrex	27	(23)	(26)	6	(60)	(60)	14	8	-	7	-	-
Lamictal	140	(3)	(3)	73	-	-	30	7	4	37	(16)	(11)
Seroxat/Paxil	36	(5)	(3)	-	-	-	10	11	-	26	(10)	(3)
Valtrex	26	(4)	(4)	4	-	-	8	-	(13)	14	(7)	-
Other	455	(18)	(17)	27	(27)	(16)	81	(25)	(25)	347	(15)	(14)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Pharmaceuticals	4,366	(4)	(3)	1,974	1	3	1,057	1	(3)	1,335	(14)	(12)
	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––	––––––––

Vaccines turnover – year ended 31 December 2020

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Meningitis	1,029	1	3	433	1	2	356	4	3	240	(2)	4
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Bexsero	650	(4)	(2)	260	-	1	324	2	1	66	(34)	(20)
Menveo	265	(1)	1	173	2	3	26	44	39	66	(16)	(13)
Other	114	58	57	-	-	-	6	-	-	108	64	62

Influenza	733	35	37	535	30	31	98	75	73	100	37	42
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Fluarix, FluLaval	733	35	37	535	30	31	98	75	73	100	37	42

Shingles	1,989	10	11	1,675	-	1	186	>100	>100	128	47	49
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Shingrix	1,989	10	11	1,675	-	1	186	>100	>100	128	47	49

Established Vaccines	3,231	(15)	(14)	1,054	(24)	(24)	801	(23)	(23)	1,376	1	3
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Infanrix, Pediarix	629	(14)	(13)	311	(14)	(13)	174	(18)	(19)	144	(10)	(6)
Boostrix	476	(18)	(18)	257	(14)	(13)	140	(10)	(11)	79	(39)	(36)

Hepatitis	576	(34)	(33)	333	(37)	(36)	140	(39)	(39)	103	(10)	(6)

Rotarix	559	-	1	123	(12)	(11)	119	6	6	317	4	5

Synflorix	402	(14)	(14)	-	-	-	53	(2)	(2)	349	(16)	(15)

Priorix, Priorix Tetra,Varilrix	261	13	14	-	-	-	126	26	25	135	2	5
Cervarix	139	>100	>100	-	-	-	30	43	43	109	>100	>100
Other	189	(35)	(35)	30	(55)	(56)	19	(87)	(87)	140	87	85
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines	6,982	(2)	(1)	3,697	(5)	(4)	1,441	(3)	(4)	1,844	5	7
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Vaccines turnover – three months ended 31 December 2020

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Meningitis	274	35	36	110	>100	>100	91	10	5	73	(23)	(20)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Bexsero	159	42	44	60	>100	>100	82	8	4	17	(29)	(17)
Menveo	83	26	27	50	>100	>100	8	33	17	25	(47)	(45)
Other	32	28	24	-	-	-	1	-	-	31	29	25

Influenza	252	83	85	154	67	71	65	>100	>100	33	38	42
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Fluarix, FluLaval	252	83	85	154	67	71	65	>100	>100	33	38	42

Shingles	645	21	23	520	5	7	69	>100	>100	56	>100	>100
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Shingrix	645	21	23	520	5	7	69	>100	>100	56	>100	>100

Established Vaccines	841	(3)	(3)	301	1	3	197	(13)	(15)	343	(1)	(1)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Infanrix, Pediarix	172	10	12	100	47	50	38	(14)	(18)	34	(23)	(18)
Boostrix	125	(4)	(3)	70	6	8	36	6	3	19	(37)	(33)

Hepatitis	139	(29)	(28)	85	(23)	(23)	29	(45)	(47)	25	(19)	(13)

Rotarix	148	5	6	39	15	18	31	11	7	78	(1)	-

Synflorix	93	(25)	(27)	-	-	-	11	10	-	82	(28)	(29)

Priorix, Priorix Tetra,Varilrix	78	11	10	-	-	-	31	19	15	47	7	7
Cervarix	44	>100	>100	-	-	-	16	>100	>100	28	>100	>100
Other	42	(36)	(42)	7	(63)	(58)	5	(81)	(77)	30	43	14
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines	2,012	15	16	1,085	19	22	422	21	17	505	5	5
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Balance sheet

	31 December 2020 £m	31 December 2019 £m
ASSETS
Non-current assets
Property, plant and equipment	10,176	10,348
Right of use assets	830	966
Goodwill	10,597	10,562
Other intangible assets	29,824	30,955
Investments in associates and joint ventures	364	314
Other investments	3,060	1,837
Deferred tax assets	4,287	4,096
Derivative financial instruments	5	103
Other non-current assets	1,041	1,020

Total non-current assets	60,184	60,201

Current assets
Inventories	5,996	5,947
Current tax recoverable	671	262
Trade and other receivables	6,952	7,202
Derivative financial instruments	152	421
Liquid investments	78	79
Cash and cash equivalents	6,292	4,707
Assets held for sale	106	873

Total current assets	20,247	19,491

TOTAL ASSETS	80,431	79,692

LIABILITIES
Current liabilities
Short-term borrowings	(3,725)	(6,918)
Contingent consideration liabilities	(765)	(755)
Trade and other payables	(15,840)	(14,939)
Derivative financial instruments	(221)	(188)
Current tax payable	(545)	(629)
Short-term provisions	(1,052)	(621)

Total current liabilities	(22,148)	(24,050)

Non-current liabilities
Long-term borrowings	(23,425)	(23,590)
Corporation tax payable	(176)	(189)
Deferred tax liabilities	(3,600)	(3,810)
Pensions and other post-employment benefits	(3,650)	(3,457)
Other provisions	(707)	(670)
Derivative financial instruments	(10)	(1)
Contingent consideration liabilities	(5,104)	(4,724)
Other non-current liabilities	(803)	(844)

Total non-current liabilities	(37,475)	(37,285)

TOTAL LIABILITIES	(59,623)	(61,335)

NET ASSETS	20,808	18,357

EQUITY
Share capital	1,346	1,346
Share premium account	3,281	3,174
Retained earnings	6,755	4,530
Other reserves	3,205	2,355

Shareholders’ equity	14,587	11,405

Non-controlling interests	6,221	6,952

TOTAL EQUITY	20,808	18,357

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share-holder’s equity £m	Non-controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2020	1,346	3,174	4,530	2,355	11,405	6,952	18,357

Profit for the year			5,749		5,749	639	6,388
Other comprehensive (expense)/income for the year			(133)	1,137	1,004	(34)	970
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the year			5,616	1,137	6,753	605	7,358
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(1,208)	(1,208)
Contributions from non-controlling interests						3	3
Changes to non-controlling interests						(131)	(131)
Dividends to shareholders			(3,977)		(3,977)		(3,977)
Shares issued		29			29		29
Realised after tax profits on disposal of equity investments			163	(163)			-
Share of associates and joint ventures realised profits on disposal of equity investments			44	(44)			-
Shares acquired by ESOP Trusts		78	531	(609)			-
Write-down on shares held by ESOP Trusts			(529)	529			-
Share-based incentive plans			381		381		381
Tax on share-based incentive plans			(4)		(4)		(4)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 December 2020	1,346	3,281	6,755	3,205	14,587	6,221	20,808
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

As previously reported	1,345	3,091	(2,137)	2,061	4,360	(688)	3,672
Adjustment to non-controlling interest			(579)		(579)	579	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
As revised	1,345	3,091	(2,716)	2,061	3,781	(109)	3,672
Implementation of IFRS16			(93)		(93)		(93)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 1 January 2019, as adjusted	1,345	3,091	(2,809)	2,061	3,688	(109)	3,579

Profit for the year			4,645		4,645	623	5,268
Other comprehensive (expense)/income for the year			(1,766)	274	(1,492)	(75)	(1,567)
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income/(expense) for the year			2,879	274	3,153	548	3,701
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(364)	(364)
Changes in non-controlling interests						(10)	(10)
Dividends to shareholders			(3,953)		(3,953)		(3,953)
Recognition of interest in Consumer Healthcare Joint Venture			8,082		8,082	6,887	14,969
Shares issued	1	50			51		51
Realised profits on disposal of equity investments			(4)	4			-
Shares acquired by ESOP Trusts		33	295	(328)			-
Write-down on shares held by ESOP Trusts			(344)	344			-
Share-based incentive plans			365		365		365
Tax on share-based incentive plans			19		19		19
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 December 2019	1,346	3,174	4,530	2,355	11,405	6,952	18,357
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement – year ended 31 December 2020

	2020 £m	2019 £m

Profit after tax	6,388	5,268
Tax on profits	580	953
Share of after tax profits of associates and joint ventures	(33)	(74)
Net finance expense	848	814
Depreciation, amortisation and other adjusting items	624	2,996
Decrease in working capital	120	531
Contingent consideration paid	(765)	(780)
Increase/(decrease) in other net liabilities (excluding contingent consideration paid)	2,334	(176)

Cash generated from operations	10,096	9,532
Taxation paid	(1,655)	(1,512)

Net cash inflow from operating activities	8,441	8,020

Cash flow from investing activities
Purchase of property, plant and equipment	(1,226)	(1,265)
Proceeds from sale of property, plant and equipment	68	95
Purchase of intangible assets	(1,013)	(898)
Proceeds from sale of intangible assets	1,255	404
Purchase of equity investments	(411)	(258)
Proceeds from sale of equity investments	3,269	69
Purchase of businesses, net of cash acquired	15	(3,571)
Contingent consideration paid	(120)	(113)
Disposal of businesses	259	104
Investment in associates and joint ventures	(4)	(11)
Interest received	39	82
(Increase)/decrease in liquid investments	(1)	1
Dividends from associates and joint ventures	31	7

Net cash inflow/(outflow) from investing activities	2,161	(5,354)

Cash flow from financing activities
Issue of share capital	29	51
Increase in short-term loans	-	3,095
Increase in long-term loans	3,298	4,794
Repayment of short-term loans	(7,305)	(4,160)
Repayment of lease liabilities	(227)	(214)
Purchase of non-controlling interests	-	(7)
Interest paid	(864)	(895)
Dividends paid to shareholders	(3,977)	(3,953)
Distributions to non-controlling interests	(1,208)	(364)
Contributions from non-controlling interests	3	-
Other financing items	119	(187)

Net cash outflow from financing activities	(10,132)	(1,840)

Increase in cash and bank overdrafts in the year	470	826

Cash and bank overdrafts at beginning of the year	4,831	4,087
Exchange adjustments	(39)	(82)
Increase in cash and bank overdrafts	470	826

Cash and bank overdrafts at end of the year	5,262	4,831

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	6,292	4,707
Cash and cash equivalents reported in assets held for sale	-	507

	6,292	5,214
Overdrafts	(1,030)	(383)

	5,262	4,831

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). GSK reports results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare, and individual members of the CET are responsible for each segment.

The Pharmaceuticals R&D segment is the responsibility of the Chief Scientific Officer and President, R&D and is reported as a separate segment. The operating profit of this segment excludes the ViiV Healthcare operating profit (including R&D expenditure) that is reported within the Pharmaceuticals segment.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Corporate and other unallocated turnover and costs include the results of certain Consumer Healthcare products which are being held for sale in a number of markets in order to meet anti-trust approval requirements, together with the costs of corporate functions.

Turnover by segment

	2020 £m	2019 £m	Growth £%	Growth CER%

Pharmaceuticals	17,056	17,554	(3)	(1)
Vaccines	6,982	7,157	(2)	(1)
Consumer Healthcare	10,033	8,995	12	14

	34,071	33,706	1	3
Corporate and other unallocated turnover	28	48

Total turnover	34,099	33,754	1	3

Operating profit by segment

	2020 £m	2019 £m	Growth £%	Growth CER%

Pharmaceuticals	7,723	7,964	(3)	(2)
Pharmaceuticals R&D	(3,538)	(3,369)	5	6

Pharmaceuticals including R&D	4,185	4,595	(9)	(7)
Vaccines	2,713	2,966	(9)	(6)
Consumer Healthcare	2,213	1,874	18	22

Segment profit	9,111	9,435	(3)	(1)
Corporate and other unallocated costs	(205)	(463)

Adjusted operating profit	8,906	8,972	(1)	2
Adjusting items	(1,123)	(2,011)

Total operating profit	7,783	6,961	12	15

Finance income	44	98
Finance costs	(892)	(912)
Share of after tax profits of associates and joint ventures	33	74

Profit before taxation	6,968	6,221	12	16

Turnover by segment

	Q4 2020 £m	Q4 2019 £m	Growth £%	Growth CER%

Pharmaceuticals	4,366	4,558	(4)	(3)
Vaccines	2,012	1,742	15	16
Consumer Healthcare	2,360	2,571	(8)	(7)

	8,738	8,871	(1)	-
Corporate and other unallocated turnover	1	28

Total turnover	8,739	8,899	(2)	(1)

Operating profit by segment

	Q4 2020 £m	Q4 2019 £m	Growth £%	Growth CER%

Pharmaceuticals	1,874	1,935	(3)	(3)
Pharmaceuticals R&D	(1,023)	(927)	10	12

Pharmaceuticals including R&D	851	1,008	(16)	(16)
Vaccines	691	578	20	26
Consumer Healthcare	385	440	(13)	(12)

Segment profit	1,927	2,026	(5)	(3)
Corporate and other unallocated costs	(110)	(174)

Adjusted operating profit	1,817	1,852	(2)	(1)
Adjusting items	(756)	50

Total operating profit	1,061	1,902	(44)	(44)

Finance income	5	11
Finance costs	(239)	(206)
Share of after tax (losses)/profits of associates and joint ventures	(6)	4

Profit before taxation	821	1,711	(52)	(52)

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2019, as updated in subsequent quarterly results announcements for any significant legal developments. At 31 December 2020, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 22) was £0.3 billion (31 December 2019: £0.2 billion).

The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

There have been no significant legal developments this quarter.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the year-end and three months ended 31 December 2020, and should be read in conjunction with the Annual Report 2019, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2019.

The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2019.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2019 were published in the Annual Report 2019, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

COVID-19 pandemic
The potential impact of the COVID-19 pandemic on GSK’s trading performance and all our principal risks has been assessed with mitigation plans put in place. Up to the date of this report, the pandemic has, as anticipated, impacted the Group performance during the year primarily in demand for Vaccines as a result of ongoing containment measures impacting customers’ ability and willingness to access vaccination services across all regions. We anticipate that governments’ prioritisation of COVID-19 vaccination programmes will continue to impact our Vaccines business. We continue to monitor the situation closely, as this continues to be a very dynamic and uncertain situation, with the ultimate severity, duration and impact unknown at this point including potential impacts on trading results, clinical trials, supply continuity and our employees. The situation could change at any time and there can be no assurance that the COVID-19 pandemic will not have a material adverse impact on the future results of the Group.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	2020	2019	Q4 2020	Q4 2019

Average rates:
US$/£	1.29	1.28	1.33	1.30
Euro/£	1.13	1.14	1.11	1.17
Yen/£	137	139	138	141

Period-end rates:
US$/£	1.36	1.32	1.36	1.32
Euro/£	1.11	1.18	1.11	1.18
Yen/£	141	143	141	143

During Q4 2020 average Sterling exchange rates were stronger against the US Dollar but weaker against the Euro and Yen compared with the same period in 2019. Similarly, during the year ended 31 December 2020, average Sterling exchange rates were stronger against the US Dollar but weaker against the Euro and Yen. Period-end Sterling exchange rates were also stronger against the US Dollar but weaker against the Euro and the Yen compared with the 2019 period-end rates.

Net assets
The book value of net assets increased by £2,451 million from £18,357 million at 31 December 2019 to £20,808 million at 31 December 2020. This primarily reflected the Total profit for the year and the increase in the fair value of equity investments exceeding the dividends paid during the year.

The carrying value of investments in associates and joint ventures at 31 December 2020 was £364 million (31 December 2019: £314 million), with a market value of £364 million (31 December 2019: £396 million).

At 31 December 2020, the net deficit on the Group’s pension plans was £2,104 million compared with £1,921 million at 31 December 2019. The increase in the net deficit primarily arose from decreases in the rates used to discount UK pension liabilities from 2.0% to 1.4%, and US pension liabilities from 3.2% to 2.3%, partly offset by higher UK assets and a decrease in the UK inflation rate from 3.0% to 2.8%. The Group continues to monitor and review the pension asset portfolios in response to the pandemic given the elevated uncertainty inherent for valuations particularly for the property asset class.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £960 million (31 December 2019: £1,011 million).

Contingent consideration amounted to £5,869 million at 31 December 2020 (31 December 2019: £5,479 million), of which £5,359 million (31 December 2019: £5,103 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £477 million (31 December 2019: £339 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition.

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 31 December 2020, £745 million (31 December 2019: £730 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

2020	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the year	5,103	5,479
Re-measurement through income statement	1,114	1,275
Cash payments: operating cash flows	(751)	(765)
Cash payments: investing activities	(107)	(120)

Contingent consideration at end of the year	5,359	5,869

2019	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the year	5,937	6,286
Additions	-	4
Re-measurement through income statement	31	82
Cash payments: operating cash flows	(767)	(780)
Cash payments: investing activities	(98)	(113)

Contingent consideration at end of the year	5,103	5,479

The liabilities for the Pfizer put option and the contingent consideration at 31 December 2020 have been calculated based on the period-end exchange rates, primarily US$1.36/£1 and €1.11/£1. Sensitivity analyses for the Pfizer put option and each of the largest contingent consideration liabilities are set out below.

Increase/(decrease) in liability	ViiV Healthcare put option	Shionogi- ViiV Healthcare contingent consideration	Novartis Vaccines contingent consideration
	£m	£m	£m

10% increase in sales forecasts	117	515	80
10% decrease in sales forecasts	(116)	(516)	(78)
1% (100 basis points) increase in discount rate	(41)	(207)	(39)
1% (100 basis points) decrease in discount rate	45	223	45
5% increase in probability of milestone success			7
5% decrease in probability of milestone success			(7)
5 cent appreciation of US Dollar	25	147	1
5 cent depreciation of US Dollar	(23)	(137)	(1)
10 cent appreciation of US Dollar	52	305	4
10 cent depreciation of US Dollar	(45)	(262)	(2)
5 cent appreciation of Euro	20	58	14
5 cent depreciation of Euro	(18)	(56)	(13)
10 cent appreciation of Euro	42	125	30
10 cent depreciation of Euro	(34)	(105)	(24)

Contingent liabilities
There were contingent liabilities at 31 December 2020 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 58.

Reconciliation of cash flow to movements in net debt

	2020 £m	2019 £m

Net debt, as previously reported	(25,215)	(21,621)
Implementation of IFRS 16	-	(1,303)

Net debt at beginning of the year, as adjusted	(25,215)	(22,924)

Increase in cash and bank overdrafts	470	826
Increase/(decrease) in liquid investments	1	(1)
Net decrease in short-term loans	7,305	1,065
Increase in long-term loans	(3,298)	(4,794)
Repayment of lease liabilities	227	214
Debt of subsidiary undertakings acquired	-	(524)
Exchange adjustments	(135)	1,015
Other non-cash movements	(135)	(92)

Decrease/(increase) in net debt	4,435	(2,291)

Net debt at end of the year	(20,780)	(25,215)

Net debt analysis

	2020 £m	2019 £m

Liquid investments	78	79
Cash and cash equivalents	6,292	4,707
Cash and cash equivalents reported in assets held for sale	-	507
Short-term borrowings	(3,725)	(6,918)
Long-term borrowings	(23,425)	(23,590)

Net debt at end of the period	(20,780)	(25,215)

Free cash flow reconciliation

	2020 £m	2019 £m	Q4 2020 £m

Net cash inflow from operating activities	8,441	8,020	3,855
Purchase of property, plant and equipment	(1,226)	(1,265)	(514)
Proceeds from sale of property, plant and equipment	68	95	33
Purchase of intangible assets	(1,013)	(898)	(331)
Proceeds from disposals of intangible assets	1,255	404	618
Net finance costs	(825)	(813)	(341)
Dividends from joint ventures and associates	31	7	17
Contingent consideration paid (reported in investing activities)	(120)	(113)	(29)
Distributions to non-controlling interests	(1,208)	(364)	(202)
Contributions from non-controlling interests	3	-	-

Free cash flow	5,406	5,073	3,106

Reporting definitions

Total and Adjusted results
Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 10 and other non-IFRS measures are defined below.

Free cash flow
Free cash flow is defined as the net cash inflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow is set out on page 62.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings.

Working capital
Working capital represents inventory and trade receivables less trade payables.

CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Pro-forma growth
The acquisition of the Pfizer consumer healthcare business completed on 31 July 2019 and so GSK’s reported results for the year ended 31 December 2019 include five months of results of the former Pfizer consumer healthcare business compared with twelve months in 2020.

The Group has presented pro-forma growth rates at CER for turnover, Adjusted operating profit and operating profit by business taking account of this transaction. Pro-forma growth rates at CER for the year ended 31 December 2020 are calculated comparing reported results for the year ended 31 December 2020, calculated applying the exchange rates used in the comparative period, with the results for the year ended 31 December 2019 adjusted to include the equivalent seven months of results to 31 July 2019 of the former Pfizer consumer healthcare business, as consolidated (in US$) and included in Pfizer’s US GAAP results.

Brand names and partner acknowledgements Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Outlook, assumptions and cautionary statements

2021 guidance

Our guidance range for 2021 is a decline of mid to high-single digit percent adjusted EPS at CER.

Assumptions related to 2021 guidance
In outlining the guidance for 2021, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

The Group has made planning assumptions for 2021 that healthcare systems and consumer trends will approach normality in the second half of the year, and we expect turnover to be flat to low single digit growth for the Pharmaceuticals and Vaccines businesses and low to mid-single digit growth for Consumer Healthcare excluding brands divested/under review. These planning assumptions as well as earnings guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made), no share repurchases by the Company, and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment. The 2021 guidance factors in all divestments and product exits announced to date, including product divestments planned in connection with the formation of the Consumer Healthcare Joint Venture with Pfizer, and the non-core divestments planned to fund the cash costs of the Separation Preparation restructuring programme.

The Group’s guidance assumes successful delivery of the Group’s integration and restructuring plans. It also assumes that the integration and investment programmes following the creation of the Consumer Healthcare Joint Venture with Pfizer are delivered successfully. Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The guidance is given on a constant currency basis.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions. However, given the forward-looking nature of these assumptions and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, such as the COVID-19 pandemic and ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2019 and any impacts of the COVID-19 pandemic. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Cautionary statement regarding pro-forma growth rates
The pro-forma growth rates at CER in this Results Announcement have been provided to illustrate the position in 2020 relative to the position in 2019 as if, for the purposes of the 2020 results, the acquisition of the Pfizer consumer healthcare business had taken place as at 31 July 2018 and that, accordingly, seven months of results of the former Pfizer consumer healthcare business were included in the year ended 31 December 2019. The results of the former Pfizer consumer healthcare business included for the year ended 31 December 2019 are as consolidated (in US$) and included in Pfizer’s US GAAP results. The results for the year ended 31 December 2020 used to calculate the pro-forma growth rates are as reported at CER.

The pro-forma growth rates have been provided for illustrative purposes only and, by their nature, address a hypothetical situation and therefore do not represent the Group’s actual growth rates. The pro-forma growth rates do not purport to represent what the Group’s results of operations actually would have been if the Pfizer acquisition had been completed on the date indicated, nor do they purport to represent the results of operations at any future date. In addition, the pro-forma growth rates do not reflect the effect of anticipated synergies and efficiencies or accounting and reporting differences associated with the acquisition of the Pfizer consumer healthcare business.

Inside information
This announcement contains inside information. The person responsible for arranging the release of this announcement on behalf of GSK is Victoria Whyte, Company Secretary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 03, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc